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Exhibit 99.2

Annual Audited Consolidated Financial Statements
(Prepared in Accordance with International Financial Reporting Standards)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors (the "Board") and Shareholders of Agnico Eagle Mines Limited:

We have audited Agnico Eagle Mines Limited's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 (the "COSO criteria"). Agnico Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management certification report on internal control over financial reporting. Our responsibility is to express an opinion on Agnico Eagle Mines Limited's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that revenues and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management Certification, management's assessment of, and conclusion on the effectiveness of, internal control over financial reporting did not include the internal controls of Canadian Malartic Corporation, which is included in the 2014 consolidated financial statements of Agnico Eagle Mines Limited and constituted $2,141.7 million and $1,590.6 million of total assets and net assets, respectively, as of December 31, 2014 and $189.9 million and $8.9 million of revenues from mining operations and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Agnico Eagle Mines Limited also did not include an evaluation of the internal control over financial reporting of Canadian Malartic Corporation.

In our opinion, Agnico Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014 based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico Eagle Mines Limited as of December 31, 2014, December 31, 2013 and January 1, 2013, and the consolidated statements of income (loss) and comprehensive income (loss), equity and cash flows for each of the years ended December 31, 2014 and December 31, 2013, and our report dated March 25, 2015 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Toronto, Canada	Chartered Professional Accountants
March 25, 2015	Licensed Public Accountants

2   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT CERTIFICATION

Management of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On June 16, 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of the issued and outstanding shares of Osisko Mining Corporation ("Osisko") by way of a court-approved plan of arrangement (the "Arrangement") under the Canada Business Corporations Act. Under the Arrangement, Agnico Eagle and Yamana each indirectly acquired 50.0% of Osisko's issued and outstanding shares. Management has not evaluated the internal controls of Canadian Malartic Corporation (the successor to Osisko) in accordance with Question 3 of the Securities and Exchange Commission's Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions. As a result, management's evaluation of the Company's internal control over financial reporting did not include an evaluation of the internal controls of Canadian Malartic Corporation and management's conclusion regarding the effectiveness of the Company's internal control over financial reporting does not extend to the internal controls of Canadian Malartic Corporation.

Inclusion of Canadian Malartic Corporation in the Company's 2014 consolidated financial statements constituted $2,141.7 million and $1,590.6 million of total assets and net assets, respectively, as of December 31, 2014 and $189.9 million and $8.9 million of revenues from mining operations and net loss, respectively, for the year then ended.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2014. In making this assessment, the Company's management used the criteria outlined by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework issued in 2013. Based on its assessment, management concluded that, as of December 31, 2014, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2014 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Toronto, Canada March 25, 2015	By	/s/ SEAN BOYD Sean Boyd Vice Chairman, President and Chief Executive Officer
	By	/s/ DAVID SMITH David Smith Senior Vice-President, Finance and Chief Financial Officer

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board and Shareholders of Agnico Eagle Mines Limited:

We have audited the accompanying consolidated balance sheets of Agnico Eagle Mines Limited as of December 31, 2014, December 31, 2013 and January 1, 2013, and the related consolidated statements of income (loss) and comprehensive income (loss), equity and cash flows for each of the years ended December 31, 2014 and December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico Eagle Mines Limited at December 31, 2014, December 31, 2013 and January 1, 2013 and the consolidated results of its operations and its cash flows for each of the years ended December 31, 2014 and December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Agnico Eagle Mines Limited's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 and our report dated March 25, 2015 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Toronto, Canada	Chartered Professional Accountants
March 25, 2015	Licensed Public Accountants

4   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)

	As at December 31, 2014	As at December 31, 2013	As at January 1, 2013

ASSETS

Current assets:

Cash and cash equivalents	$177,537	$139,101	$298,068

Short-term investments	4,621	2,217	8,490

Restricted cash (note 7)	33,122	28,723	25,450

Trade receivables (notes 6 and 18)	59,716	67,300	67,750

Inventories (note 8)	446,660	345,083	326,102

Income taxes recoverable (note 24)	1,658	18,682	19,313

Available-for-sale securities (notes 6 and 9)	56,468	74,581	44,719

Fair value of derivative financial instruments (notes 6 and 21)	4,877	5,590	2,112

Other current assets (note 10(a))	123,401	116,992	92,977

Total current assets	908,060	798,269	884,981

Non-current assets:

Restricted cash (note 7)	20,899	–	–

Goodwill (note 5)	582,461	39,017	229,279

Property, plant and mine development (note 11)	5,301,496	3,694,461	4,220,289

Other assets (note 10(b))	27,622	48,334	34,422

Total assets	$6,840,538	$4,580,081	$5,368,971

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accrued liabilities (note 12)	$206,180	$173,374	$185,329

Reclamation provision (note 13)	6,769	3,452	16,816

Dividends payable	–	–	37,905

Interest payable (note 15)	13,816	13,803	13,602

Income taxes payable (note 24)	19,328	7,523	10,061

Finance lease obligations (note 14)	22,142	12,035	12,955

Current portion of long-term debt (note 15)	52,182	–	–

Fair value of derivative financial instruments (notes 6 and 21)	8,249	323	277

Total current liabilities	328,666	210,510	276,945

Non-current liabilities:

Long-term debt (note 15)	1,322,461	987,356	814,164

Reclamation provision (note 13)	249,917	184,009	185,741

Deferred income and mining tax liabilities (note 24)	832,201	453,411	632,863

Other liabilities (note 16)	38,803	27,389	26,056

Total liabilities	2,772,048	1,862,675	1,935,769

EQUITY

Common shares (note 17):

Outstanding – 215,192,887 common shares issued, less 956,653 shares held in a trust or by a depositary	4,599,788	3,294,007	3,241,922

Stock options (notes 17 and 19)	200,830	184,078	157,875

Warrants	–	–	24,858

Contributed surplus	37,254	37,254	15,665

Retained earnings (deficit)	(779,382)	(800,074)	592

Accumulated other comprehensive income (loss)	10,000	2,141	(7,710)

Total equity	4,068,490	2,717,406	3,433,202

Total liabilities and equity	$6,840,538	$4,580,081	$5,368,971

Commitments and contingencies (note 26)

On behalf of the Board:

Sean Boyd CPA, CA, Director	Mel Leiderman FCPA, FCA, Director

See accompanying notes

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   5

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars, except per share amounts)

	Year Ended December 31,

	2014	2013

REVENUES

Revenues from mining operations (note 18)	$1,896,766	$1,638,406

COSTS, EXPENSES AND OTHER INCOME

Production(i)	1,004,559	866,082

Exploration and corporate development	56,002	44,236

Amortization of property, plant and mine development (note 11)	433,628	313,890

General and administrative	118,771	113,809

Impairment loss on available-for-sale securities (note 9)	15,763	32,476

Finance costs (note 15)	73,393	62,455

Loss on derivative financial instruments (note 21)	6,156	268

Gain on sale of available-for-sale securities (note 9)	(5,635)	(74)

Environmental remediation (note 13)	8,214	3,698

Impairment loss (note 23)	–	1,014,688

Foreign currency translation loss	3,781	1,769

Other (income) expenses	(7,004)	3,396

Income (loss) before income and mining taxes	189,138	(818,287)

Income and mining taxes expense (recovery) (note 24)	106,168	(131,582)

Net income (loss) for the year	$82,970	$(686,705)

Net income (loss) per share – basic (note 17)	$0.43	$(3.97)

Net income (loss) per share – diluted (note 17)	$0.39	$(3.97)

Cash dividends declared per common share	$0.32	$0.66

COMPREHENSIVE INCOME (LOSS)

Net income (loss) for the year	$82,970	$(686,705)

Other comprehensive income (loss):

Items that may be subsequently reclassified to net income (loss):

Available-for-sale securities and other investments:

Unrealized loss	(720)	(22,551)

Reclassification to impairment loss on available-for-sale securities (note 9)	15,763	32,476

Reclassification to realized gain on sale of available-for-sale securities (note 9)	(5,635)	(74)

Income tax impact of reclassification items (note 24)	(1,668)	–

Income tax impact of other comprehensive income (loss) items (note 24)	119	–

	7,859	9,851

Items that will not be subsequently reclassified to net income (loss):

Pension benefit obligations:

Remeasurement losses of pension benefit obligations (note 16(a))	(858)	–

Income tax impact (note 24)	233	–

	(625)	–

Other comprehensive income for the year	7,234	9,851

Comprehensive income (loss) for the year	$90,204	$(676,854)

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

6   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)

	Common Shares Outstanding

	Shares	Amount	Stock Options	Warrants	Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Equity

Balance December 31, 2012	172,102,870	$3,241,922	$157,875	$24,858	$15,665	$592	$(7,710)	$3,433,202

Net loss for the year	–	–	–	–	–	(686,705)	–	(686,705)

Other comprehensive income	–	–	–	–	–	–	9,851	9,851

Total comprehensive (loss) income	–	–	–	–	–	(686,705)	9,851	(676,854)

Transactions with owners:
Shares issued under employee stock option plan (notes 17 and 19(a))	213,500	9,765	(3,292)	–	–	–	–	6,473

Stock options (notes 17 and 19(a))	–	–	29,495	–	–	–	–	29,495

Shares issued under incentive share purchase plan (note 19(b))	812,946	23,379	–	–	–	–	–	23,379

Shares issued under dividend reinvestment plan	858,107	25,837	–	–	–	–	–	25,837

Warrant expiry	–	–	–	(24,858)	21,589	–	–	(3,269)

Dividends declared ($0.66 per share)	–	–	–	–	–	(113,961)	–	(113,961)

Restricted share unit plan (notes 17 and 19(c))	(33,448)	(6,896)	–	–	–	–	–	(6,896)

Balance December 31, 2013	173,953,975	$3,294,007	$184,078	$–	$37,254	$(800,074)	$2,141	$2,717,406

Net income for the year	–	–	–	–	–	82,970	–	82,970

Other comprehensive (loss) income	–	–	–	–	–	(625)	7,859	7,234

Total comprehensive income	–	–	–	–	–	82,345	7,859	90,204

Transactions with owners:
Shares issued under employee stock option plan (notes 17 and 19(a))	582,925	21,083	(4,089)	–	–	–	–	16,994

Stock options (notes 17 and 19(a))	–	–	20,841	–	–	–	–	20,841

Shares issued under incentive share purchase plan (note 19(b))	517,721	15,543	–	–	–	–	–	15,543

Shares issued under dividend reinvestment plan	262,360	7,654	–	–	–	–	–	7,654

Shares issued for joint acquisition of Osisko (note 5)	34,794,843	1,164,237	–	–	–	–	–	1,164,237

Common shares held by a depositary relating to convertible debentures previously issued by Osisko (notes 5 and 17)	(871,680)	(29,166)	–	–	–	–	–	(29,166)

Shares issued for Cayden acquisition (note 5)	4,853,875	121,655	–	–	–	–	–	121,655

Dividends declared ($0.32 per share)	–	–	–	–	–	(61,653)	–	(61,653)

Restricted share unit plan (notes 17 and 19(c))	142,215	4,775	–	–	–	–	–	4,775

Balance December 31, 2014	214,236,234	$4,599,788	$200,830	$–	$37,254	$(779,382)	$10,000	$4,068,490

See accompanying notes

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   7

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)

	Year Ended December 31,

	2014	2013

OPERATING ACTIVITIES

Net income (loss) for the year	$82,970	$(686,705)

Add (deduct) items not affecting cash:

Amortization of property, plant and mine development (note 11)	433,628	313,890

Deferred income and mining taxes (note 24)	37,058	(183,976)

Gain on sale of available-for-sale securities (note 9)	(5,635)	(74)

Stock-based compensation (note 19)	37,565	44,526

Impairment loss on available-for-sale securities (note 9)	15,763	32,476

Impairment loss (note 23)	–	1,014,688

Foreign currency translation loss	3,781	1,769

Other	23,430	22,719

Adjustment for settlement of reclamation provision	(4,160)	(9,081)

Changes in non-cash working capital balances:

Trade receivables	17,237	450

Income taxes	30,771	717

Inventories	(1,354)	(33,838)

Other current assets	787	(23,447)

Accounts payable and accrued liabilities	(3,391)	(12,695)

Interest payable	(126)	(376)

Cash provided by operating activities	668,324	481,043

INVESTING ACTIVITIES

Additions to property, plant and mine development (note 11)	(475,412)	(620,536)

Acquisition of Cayden Resources Inc., net of cash and cash equivalents acquired (note 5)	3,477	–

Acquisition of Osisko Mining Corporation, net of cash and cash equivalents acquired (note 5)	(403,509)	–

Acquisition of Urastar Gold Corporation, net of cash and cash equivalents acquired (note 5)	–	(10,051)

Net (purchases) sales of short-term investments	(2,404)	6,273

Net proceeds from sale of available-for-sale securities and warrants (note 9)	44,692	171

Purchase of available-for-sale securities and warrants (note 9)	(27,246)	(59,804)

Decrease (increase) in restricted cash (note 7)	8,783	(3,273)

Cash used in investing activities	(851,619)	(687,220)

FINANCING ACTIVITIES

Dividends paid	(54,065)	(126,266)

Repayment of finance lease obligations (note 14)	(21,453)	(10,605)

Sale-leaseback financing (note 14)	1,027	10,928

Proceeds from long-term debt (note 15)	1,010,000	290,000

Repayment of long-term debt (note 15)	(724,050)	(120,000)

Long-term debt financing (note 15)	(2,127)	–

Repurchase of common shares for restricted share unit plan (notes 17 and 19(c))	(7,518)	(19,000)

Proceeds on exercise of stock options (note 19(a))	16,994	8,006

Common shares issued (note 17)	10,428	15,666

Cash provided by financing activities	229,236	48,729

Effect of exchange rate changes on cash and cash equivalents	(7,505)	(1,519)

Net increase (decrease) in cash and cash equivalents during the year	38,436	(158,967)

Cash and cash equivalents, beginning of year	139,101	298,068

Cash and cash equivalents, end of year	$177,537	$139,101

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid (note 15)	$67,632	$58,152

Income and mining taxes paid	$51,302	$56,478

See accompanying notes

8   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2014

1.   CORPORATE INFORMATION

Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated and domiciled in Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

These consolidated financial statements were authorized for issuance by the Board of Directors on March 25, 2015.

2.   BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying consolidated financial statements of Agnico Eagle have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars.

    These consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. Significant accounting policies are presented in note 3 to these consolidated financial statements and have been consistently applied in each of the periods presented.

    Prior to the adoption of IFRS, the Company's consolidated financial statements were prepared in accordance with United States generally accepted accounting principles ("US GAAP"). As these consolidated financial statements are the Company's first annual financial statements prepared in accordance with IFRS, disclosure of Agnico Eagle's elected transition exemptions and reconciliation and explanation of accounting policy differences compared to US GAAP are provided in note 29 to these consolidated financial statements.

    In the opinion of management, the consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at December 31, 2014, December 31, 2013 and January 1, 2013 and the results of operations and cash flows for the years ended December 31, 2014 and December 31, 2013.

  B)
  Basis of Presentation

    Subsidiaries

    These consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   9

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2014

2.   BASIS OF PRESENTATION (Continued)

    A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's interest in the Canadian Malartic Corporation, located in Quebec, has been accounted for as a joint operation.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A)
  Business Combinations

    In a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition. Preliminary fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those preliminary fair values effective as at the acquisition date. Acquisition related costs are expensed as incurred.

    Purchase consideration may also include amounts payable if future events occur or conditions are met. Any such contingent consideration is measured at fair value and included in the purchase consideration at the acquisition date. Subsequent changes to the estimated fair value of contingent consideration are recorded through the consolidated statements of income (loss), unless the preliminary fair value of contingent consideration as at the acquisition date is finalized before the twelve month measurement period in which case the adjustment is allocated to the identifiable assets acquired and liabilities assumed retrospectively to the acquisition date.

    Where the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. A gain is recorded through the consolidated statements of income (loss) if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

    Non-controlling interests represent the fair value of net assets in subsidiaries that are not held by the Company as at the date of acquisition. Non-controlling interests are presented in the equity section of the consolidated balance sheets.

    In a business combination achieved in stages, the Company remeasures any previously held equity interest at its acquisition date fair value and recognizes any gain or loss in the consolidated statements of income (loss).

  B)
  Non-current Assets and Disposal Groups Held For Sale and Discontinued Operations

    The Company classifies a non-current asset or disposal group as held for sale if it is highly probable that they will be sold in their current condition, within one year from the date of classification. Assets and disposal groups that meet the criteria to be classified as an asset held for sale are measured at the lower of carrying amount and fair value less costs to dispose, and amortization on such assets ceases from the date they are classified as held for sale. Assets and disposal groups that meet the criteria to be classified as held for sale are presented separately in the consolidated balance sheets.

    If the carrying amount of the asset prior to being classified as held for sale is greater than the fair value less costs to dispose, the Company recognizes an impairment loss. Any subsequent change in the measurement amount of items classified as held for sale is recognized as a gain, to the extent of any cumulative impairment charges previously recognized to the related asset or disposal group, or as a further impairment loss.

    A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the entity, both operationally and for financial reporting purposes that has been disposed of or is classified as held for

10   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    sale and represents: a) a separate significant line of business or geographical area of operations; b) a part of a single co-ordinated plan to dispose of an area of operation; or c) a subsidiary acquired exclusively for resale. The results of the disposal groups or regions which are discontinued operations are presented separately in the consolidated statements of comprehensive income (loss).

  C)
  Foreign Currency Translation

    The functional currency of the Company, for each subsidiary and for joint arrangements, is the currency of the primary economic environment in which it operates. The functional currency of all of the Company's operations is the US dollar.

    Once the Company determines the functional currency of an entity, it is not changed unless there is a change in the relevant underlying transactions, events and circumstances. Any change in an entity's functional currency is accounted for prospectively from the date of the change, and the consolidated balance sheets are translated using the exchange rate at that date.

    At the end of each reporting period, the Company translates foreign currency balances as follows:

    •
    Monetary items are translated at the closing rate in effect at the consolidated balance sheet date;

    •
    Non-monetary items that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Items measured at fair value are translated at the exchange rate in effect at the date the fair value was measured; and

    •
    Revenue and expense items are translated using the average exchange rate during the period.

  D)
  Cash and Cash Equivalents

    The Company's cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. The Company places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  E)
  Short-term Investments

    The Company's short-term investments include financial instruments with remaining maturities of greater than three months but less than one year at the date of purchase. Short-term investments are designated as held to maturity for accounting purposes and are carried at amortized cost, which approximates market value given the short-term nature of these investments.

  F)
  Inventories

    Inventories consist of ore stockpiles, concentrates, dore bars and supplies. Inventories are carried at the lower of cost and net realizable value ("NRV"). Cost is determined using the weighted average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventories includes direct costs of materials and labour related directly to mining and processing activities, including production phase stripping costs, amortization of property, plant and mine development directly involved in the related mining and production process, amortization of any stripping costs previously capitalized and directly attributable overhead costs. When interruptions to production occur, an adjustment is made to the costs included in inventories, such that they reflect normal capacity. Abnormal costs are expensed in the period they are incurred.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   11

    The current portion of ore stockpiles, ore in leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Ore stockpiles, ore on leach pads and inventories not expected to be processed or used within the next twelve months are classified as long-term.

    NRV is estimated by calculating the net selling price less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Costs to complete are based on management's best estimate as at the consolidated balance sheet date. An NRV impairment may be reversed in a subsequent period if the circumstances that triggered the impairment no longer exist.

  G)
  Financial Instruments

    The Company's financial assets and liabilities (financial instruments) include cash and cash equivalents, short-term investments, restricted cash, trade receivables, available-for-sale securities, accounts payable and accrued liabilities, long-term debt (including convertible debentures) and derivative financial instruments. All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial instruments classified as trade receivables, accounts payable and accrued liabilities and long-term debt (excluding convertible debentures issued by Osisko that are now an obligation of Canadian Malartic GP) are measured at amortized cost using the effective interest method. Other financial assets and liabilities are recorded at fair value through the consolidated statements of income (loss).

    Available-for-sale Securities

    The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry recorded using trade date accounting. Investments are designated as available-for-sale based on the criteria that the Company does not hold these for trading purposes. The cost basis of available-for-sale securities is determined using the average cost method and they are carried at fair value. Unrealized gains and losses recorded to measure available-for-sale securities at fair value are recognized in other comprehensive income (loss).

    In the event that a decline in the fair value of an investment in available-for-sale securities occurs and the decline in value is considered to be significant or prolonged, an impairment charge is recorded in the consolidated statements of income (loss) and comprehensive income (loss). The Company assesses whether a decline in value is considered to be significant or prolonged by considering available evidence, including changes in general market conditions, specific industry and investee data, the length of time and the extent to which the fair value has been less than cost and the financial condition of the investee.

    Derivative Instruments and Hedge Accounting

    The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs. The Company does not hold financial instruments or derivative financial instruments for trading purposes.

    The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statements of income (loss) and comprehensive income (loss) or in equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness at each reporting period. Realized gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

12   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  H)
  Goodwill

    Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the cash generating unit ("CGU") or group of CGUs that are expected to benefit from the synergies of the combination. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

    The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

    The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

  I)
  Mining Properties, Plant and Equipment and Mine Development Costs

    Mining properties, plant and equipment and mine development costs are recorded at cost, less accumulated amortization and accumulated impairment losses.

    Mining Properties

    The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

    Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the units-of-production method, based on estimated proven and probable mineral reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

    Assets under construction are not amortized until the end of the construction period or once the production stage is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

    Plant and Equipment

    Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

    Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the end of the

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   13

    construction period. Amortization is charged according to either the units-of-production method or on a straight-line basis, according to the pattern in which the asset's future economic benefits are expected to be consumed. The amortization method applied to an asset is reviewed at least annually.

    Useful lives of property, plant and equipment are based on estimated mine lives as determined by proven and probable mineral reserves. Remaining mine lives at December 31, 2014 range from 3 to 20 years.

    Mine Development Costs

    Mine development costs incurred after the commencement of production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps, and access corridors which enables the Company to extract ore underground.

    The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves.

    Deferred Stripping

    In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

    During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

    During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to property, plant and mine development.

    Production stage stripping costs provide a future economic benefit when:

    •
    It is probable that the future economic benefit (e.g., improved access to the ore body) associated with the stripping activity will flow to the Company;

    •
    The Company can identify the component of the ore body for which access has been improved; and

    •
    The costs relating to the stripping activity associated with that component can be measured reliably.

    Capitalized production stage stripping costs are amortized over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

    Borrowing Costs

    Borrowing costs are capitalized to qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for the Company's intended use, which includes projects that are in the exploration and evaluation, development or construction stages.

    Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

14   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    Leases

    The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

    Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to the Company are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest rate method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income (loss) as a finance cost. An asset leased under a finance lease is amortized over the shorter of the lease term and its useful life.

    All other leases are recognized as operating leases. Operating lease payments are recognized as an operating expense in the consolidated statements of income (loss) on a straight-line basis over the lease term.

  J)
  Development Stage Expenditures

    Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs that are directly attributable to mine development are capitalized as property, plant and mine development to the extent that they are necessary to bring the property to commercial production.

    Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining development project.

    Commercial Production

    A mine construction project is considered to have entered the production stage when the mine construction assets are available for use. In determining whether mine construction assets are considered available for use, the criteria considered include, but are not limited to, the following:

    •
    Completion of a reasonable period of testing mine plant and equipment;

    •
    Ability to produce minerals in saleable form (within specifications); and

    •
    Ability to sustain ongoing production of minerals.

    When a mine construction project moves into the production stage, amortization commences, the capitalization of certain mine construction costs ceases and expenditures are either capitalized to inventories or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development and open-pit stripping activities.

  K)
  Impairment of Long-lived Assets

    At the end of each reporting period the Company assesses whether there is any indication that long-lived assets may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. If it is not possible to estimate the recoverable amount of the individual asset, assets are grouped at the CGU level for the purpose of assessing the recoverable amount. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. The impairment loss

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   15

    related to a CGU is first allocated to goodwill and the remaining loss is allocated on a pro-rata basis to the remaining long-lived assets of the CGU based on their carrying amounts.

    Any impairment charge that is taken on a long-lived asset except goodwill is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, a recovery should be recognized to the extent the recoverable amount of the asset exceeds its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been recognized and amortization of that carrying amount had continued. Impairments and subsequent reversals are recorded in the consolidated statement of income (loss) in the period in which they occur.

  L)
  Debt

    Debt is initially recorded at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the consolidated statements of income (loss) over the period to maturity using the effective interest rate method. Convertible debentures are accounted for as a financial liability measured at fair value in the consolidated statements of income (loss).

  M)
  Reclamation Provisions

    Asset retirement obligations ("AROs") arise from the acquisition, development and construction of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The Company recognizes an ARO at the time the environmental disturbance occurs or a constructive obligation is determined to exist based on the Company's best estimate of the timing and amount of expected cash flows expected to be incurred. When the ARO provision is recognized, the corresponding cost is capitalized to the related item of property, plant and mine development. Reclamation provisions that result from disturbance in the land to extract ore in the current period is included in the cost of inventories.

    The timing of the actual environmental remediation expenditures is dependent on a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Reclamation provisions are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate. AROs are adjusted each period to reflect the passage of time (accretion). Accretion expense is recorded in financing costs each period. Upon settlement of an ARO, the Company records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in the consolidated statements of income (loss).

    Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in proven and probable mineral reserves and a corresponding change in the life-of-mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

    Each reporting period, provisions for AROs are remeasured to reflect any changes to significant assumptions, including the amount and timing of expected cash flows and risk-free interest rates. Changes to the reclamation

16   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    provision resulting from changes in estimate are added to or deducted from the cost of the related asset, except for reclamation provisions that result from disturbance in the land to extract ore or where the reduction of the reclamation provision exceeds the carrying value of the related assets in which case the asset is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income (loss).

    Environmental remediation liabilities ("ERLs") are differentiated from AROs in that they do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal or constructive obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERLs are measured by discounting the expected related cash flows using a risk-free interest rate. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. Each reporting period, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the value of the ERL. Any change in the value of ERLs results in a corresponding charge or credit to the consolidated statements of income (loss). Upon settlement of an ERL, the Company records a gain or loss if the actual cost differs from the carrying amount of the ERL in the consolidated statements of income (loss).

  N)
  Post-employment Benefits

    In Canada, the Company maintains a defined contribution plan covering all of its employees (the "Basic Plan"). The Basic Plan is funded by Company contributions based on a percentage of income for services rendered by employees. In addition, the Company has a supplemental plan for designated executives at the level of Vice-President or above (the "Supplemental Plan"). Under the Supplemental Plan, an additional 10.0% of the designated executives' income is contributed by the Company. The Company does not offer any other post-retirement benefits to its employees.

    The Company also provides a non-registered supplementary executive retirement defined benefit plan for certain current and former senior officers (the "Executives Plan"). The Executives Plan benefits are generally based on the employee's years of service and level of compensation. Pension expense related to the Executives Plan is the net of the cost of benefits provided (including the cost of any benefits provided for past service), the net interest cost on the net defined liability/asset, and the effects of settlements and curtailments related to special events. Pension fund assets are measured at their current fair values. The costs of pension plan improvements are recognized immediately in expense when they occur. Remeasurements of the net defined benefit liability are recognized immediately in other comprehensive income (loss) and are subsequently transferred to retained earnings.

    Defined Contribution Plan

    The Company recognizes the contributions payable to a defined contribution plan in exchange for services rendered by employees as an expense, unless another policy requires or permits the inclusion of the contribution in the cost of an asset. After deducting contributions already paid, a liability is recorded throughout each period to reflect unpaid but earned contributions. If the contribution paid exceeds the contribution due for the service before the end of the reporting period, the Company recognizes that excess as an asset to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

    Defined Benefit Plan

    Plan assets are measured at their fair value at the consolidated balance sheet date and are deducted from the present value of plan liabilities to arrive at a net defined benefit liability/asset. The defined benefit obligation reflects the expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   17

    Current service cost represents the actuarially calculated present value of the benefits earned by the active employees in each period and reflects the economic cost for each period based on current market conditions. The current service cost is based on the most recent actuarial valuation. The net interest on the net defined benefit liability/asset is the change during the period in the defined benefit liability/asset that arises from the passage of time.

    Past service cost represents the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment. Past service costs from plan amendments that increase or decrease vested or unvested benefits are recognized immediately in net income (loss) at the earlier of when the related plan amendment occurs or when the entity recognizes related restructuring costs or termination benefits.

    Gains or losses on plan settlements are measured as the difference in the present value of the defined benefit obligation and settlement price. This results in a gain or loss being recognized when the benefit obligation settles. Actuarial gains and losses are recorded on the consolidated balance sheets as part of the benefit plan's funded status. Gains and losses are recognized immediately in other comprehensive income (loss) and are subsequently transferred to retained earnings and are not subsequently recognized in net income (loss).

  O)
  Contingent Liabilities and Other Provisions

    Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the obligation at the consolidated balance sheet date, measured using the expected cash flows discounted for the time value of money. The increase in provision (accretion) due to the passage of time is recognized as a finance cost in the consolidated statements of income (loss).

    Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the entity's control, or present obligations that are not recognized because it is not probable that an outflow of economic benefits would be required to settle the obligation or the amount cannot be measured reliably. Contingent liabilities are not recognized but are disclosed and described in the notes to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

  P)
  Stock-based Compensation

    The Company offers equity-settled awards (the employee stock option plan, incentive share purchase plan and restricted share unit plan) to certain employees, officers and directors of the Company.

    Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income (loss) and comprehensive income (loss) or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

18   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The cost is recorded over the vesting period of the award to the same expense category of the award recipient's payroll costs and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. The dilutive impact of stock option grants is factored into the Company's reported diluted net income (loss) per share. The stock option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

    Incentive Share Purchase Plan ("ISPP")

    Under the ISPP, directors (excluding non-executive directors), officers and employees (the participants) of the Company may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each participant's contribution. All common shares subscribed for under the ISPP are issued by the Company.

    The Company records an expense equal to its cash contribution to the ISPP. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to the vesting date, any accrual for contributions by the Company during the vesting period related to that employee is reversed.

    Restricted Share Unit ("RSU") Plan

    The RSU plan is open to directors and certain employees including senior executives of the Company. Common shares are purchased and held in a trust until they have vested. The cost is recorded over the vesting period of the award to the same expense category as the award recipient's payroll costs. The cost of the RSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

  Q)
  Revenue Recognition

    Revenue from mining operations consists of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from by-product metal sales are shown net of smelter charges as part of revenues from mining operations.

    Revenue from the sale of gold and silver is recognized when the following conditions have been met:

    •
    The Company has transferred to the buyer the significant risks and rewards of ownership;

    •
    The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

    •
    The amount of revenue can be measured reliably;

    •
    It is probable that the economic benefits associated with the transaction will flow to the Company; and

    •
    The costs incurred or to be incurred in respect of the transaction can be measured reliably.

    Revenue from gold and silver in the form of dore bars is recorded when the refined gold or silver is sold and delivered to the customer. Generally, all of the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

    Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are determined based on the prevailing spot market metal prices on a specified future date, which is established as of the date that the concentrate is delivered to the smelter. The Company records

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   19

    revenues under these contracts based on forward prices at the time of delivery, which is when the risks and rewards of ownership of the concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

  R)
  Exploration and Evaluation Expenditures

    Exploration and evaluation expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

    Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that the project will generate future economic benefit. When it is determined that a project can generate future economic benefit the costs are capitalized in the property, plant and mine development line item of the consolidated balance sheets.

    The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

  S)
  Net Income (Loss) Per Share

    Basic net income (loss) per share is calculated by dividing net income (loss) for a given period by the weighted average number of common shares outstanding during that same period. Diluted net income (loss) per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights. Convertible debt is dilutive whenever its impact on net income (loss), including mark-to-market gains (losses), interest and tax expense, per ordinary share obtainable on conversion is less than basic net income (loss) per share. The weighted average number of common shares used to determine diluted net income (loss) per share includes an adjustment, using the treasury stock method, for stock options outstanding and warrants outstanding. Under the treasury stock method:

    •
    The exercise of options or warrants is assumed to occur at the beginning of the period (or date of issuance, if later);

    •
    The proceeds from the exercise of options or warrants plus the future period compensation expense on options granted are assumed to be used to purchase common shares at the average market price during the period; and

    •
    The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income (loss) per share calculation.

  T)
  Income Taxes

    Current tax and deferred tax expenses are recognized in the consolidated statements of income (loss) except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income (loss).

    Current tax expense is based on substantively enacted statutory tax rates and laws at the consolidated balance sheet date.

    Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities measured using tax rates and laws

20   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    that are substantively enacted at the consolidated balance sheet date and effective for the reporting period when the temporary differences are expected to reverse.

    Deferred taxes are not recognized where:

    •
    The deferred tax liability arises from the initial recognition of goodwill;

    •
    The deferred tax asset or liability arises on the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither net income (loss) nor income (loss) before income and mining taxes; and

    •
    For temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that the Company can control the timing of the temporary difference and it is probable that they will not reverse in the foreseeable future.

    Deferred tax assets are recognized for unused losses carried forward and deductible temporary differences to the extent that it is probable that future taxable net income will be available against which they can be utilized except as noted above.

    At each reporting period, previously unrecognized deferred tax assets are reassessed to determine whether it has become probable that future taxable net income will allow the deferred tax assets to be recovered.

Recently Issued Accounting Pronouncements

IFRS 9 – Financial Instruments

In July 2014, the IASB issued IFRS 9 – Financial Instruments which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 – Financial Instruments: Recognition and Measurement. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. Agnico Eagle is evaluating the impact of the adoption of IFRS 9 on the Company's consolidated financial statements along with the timing of adoption.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers, which establishes principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2017, with earlier adoption permitted. Agnico Eagle is evaluating the impact of the adoption of IFRS 15 on the Company's consolidated financial statements along with the timing of adoption.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   21

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2014

4.   SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The key areas where significant judgments, estimates and assumptions have been made are summarized below.

Proven and Probable Mineral Reserves

Proven and probable mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company's mining properties. The estimates are based on information compiled by appropriately qualified persons as defined under the Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Such an analysis relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates requires complex geological judgments to interpret the data. The estimation of recoverable proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgments made in estimating the size and grade of the ore body.

As the economic assumptions used may change and as additional geological information is acquired during the operation of a mine, estimates of proven and probable mineral reserves may change. Such changes may impact the Company's consolidated balance sheets and consolidated statements of income (loss) and comprehensive income (loss), including:

  •
  The carrying value of the Company's property, plant and mine development and goodwill may be affected due to changes in estimated future cash flows;

  •
  Amortization charges in the consolidated statements of income (loss) and comprehensive income (loss) may change where such charges are determined using the units-of-production method or where the useful life of the related assets change;

  •
  Capitalized stripping costs recognized in the consolidated balance sheets as either part of mining properties or as part of inventories or charged to income may change due to changes in the ratio of ore to waste extracted; and

  •
  Reclamation provisions may change where changes to the proven and probable mineral reserve estimates affect expectations about when such activities will occur and the associated cost of these activities.

Exploration and Evaluation Expenditures

The application of the Company's accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely to arise and whether activities have reached a stage that permits a reasonable assessment of the existence of proven and probable mineral reserves.

Production Stage of a Mine

As each mine is unique in nature, significant judgment is required to determine the date that a mine enters the production stage. The Company considers the factors outlined in note 3 to these consolidated financial statements to make this determination.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential

22   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

impact of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

Reclamation Provisions

Environmental remediation costs will be incurred by the Company at the end of the operating life of the Company's mining properties. Management assesses its reclamation provision each reporting period or when new information becomes available. The ultimate environmental remediation costs are uncertain, and cost estimates can vary in response to many factors, including estimates of the extent and costs of reclamation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates. These uncertainties may result in future actual expenditures differing from the amount of the current provision. As a result, there could be significant adjustments to the provisions established that would affect future financial results. The reclamation provision as at the reporting date represents management's best estimate of the present value of the future environmental remediation costs required.

Income and Mining Taxes

Management is required to make estimates regarding the tax basis of assets and liabilities and related deferred income and mining tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income and mining tax expense, and estimates of the timing of repatriation of income. Several of these estimates require management to make assessments of future taxable profit and, if actual results are significantly different than the Company's estimates, the ability to realize the deferred income and mining tax assets recorded on the consolidated balance sheets could be affected.

Impairment of Goodwill and Non-current Assets

The Company evaluates each asset or CGU (excluding goodwill, which is assessed annually regardless of indicators) in each reporting period to determine if any indicators of impairment exist. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, exploration potential, and closure and environmental remediation costs. These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Accordingly, it is possible that some or the entire carrying amount of the assets or CGUs may be further impaired or the impairment charge reduced with the impact recognized in the consolidated statements of income (loss) and comprehensive income (loss).

Joint Arrangements

Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   23

Management evaluated its joint arrangement with Yamana to each acquire 50.0% of the shares of Osisko under the principles of IFRS 11 Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation upon considering the following significant factors:

  •
  The requirement that the joint operators purchase all output from the investee and investee restrictions on selling the output to any third party;

  •
  The parties to the arrangement are substantially the only source of cash flow contributing to the continuity of the arrangement; and

  •
  If the selling price drops below cost, the joint operators are required to cover any obligations the entity cannot satisfy.

5.   ACQUISITIONS

Cayden Resources Inc.

On November 28, 2014, the Company acquired all of the issued and outstanding common shares of Cayden Resources Inc. ("Cayden"), including common shares issuable on the exercise of Cayden's outstanding options and warrants, pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Cayden is an exploration company focused on the discovery of precious metals in Mexico.

The total purchase price of $122.1 million was comprised of $0.5 million in cash and 4,853,875 Agnico Eagle common shares issued from treasury. The Cayden acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $3.2 million were capitalized to the mining properties acquired.

The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:

Cash paid for acquisition	$476

Agnico Eagle common shares issued for acquisition	121,655

Total purchase price to allocate	$122,131

Fair value of assets acquired and liabilities assumed:

Mining properties	$117,178

Cash and cash equivalents	3,953

Trade receivables(i)	141

Income taxes recoverable	1,942

Other current assets	129

Plant and equipment	68

Accounts payable and accrued liabilities	(1,280)

Net assets acquired	$122,131

Note:

(i)
The fair value of trade receivables approximates the gross contractual amounts receivable.

24   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Osisko Mining Corporation

On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of the issued and outstanding shares of Osisko by way of a court-approved plan of arrangement (the "Arrangement") under the Canada Business Corporations Act.

Under the Arrangement, Agnico Eagle and Yamana each indirectly acquired 50.0% of Osisko's issued and outstanding shares. As part of the Arrangement, the Canadian Malartic mine in Quebec was transferred to the newly formed Canadian Malartic GP in which each of Agnico Eagle and Yamana have an indirect 50.0% interest. Agnico Eagle and Yamana will also jointly explore the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties through their indirect joint ownership of Canadian Malartic Corporation (the successor to Osisko).

Each outstanding share of Osisko was exchanged under the Arrangement for: (i) C$2.09 in cash (Agnico Eagle's 50.0% share was C$1.045); (ii) 0.07264 of an Agnico Eagle common share (a value of C$2.64 based on the closing price of C$36.29 for Agnico Eagle common shares on the Toronto Stock Exchange as of June 16, 2014); (iii) 0.26471 of a Yamana common share; and (iv) 0.1 of one common share of Osisko Gold Royalties Ltd., a company that was newly formed in connection with the Arrangement and is now traded on the Toronto Stock Exchange.

Pursuant to the Arrangement, the following assets of Osisko were transferred to Osisko Gold Royalties Ltd.: (i) a 5.0% net smelter royalty on the Canadian Malartic mine; (ii) C$157.0 million in cash; (iii) a 2.0% net smelter royalty on the Kirkland Lake assets, the Hammond Reef project, and certain other exploration properties retained by Canadian Malartic Corporation; (iv) all assets and liabilities of Osisko in its Guerrero camp in Mexico; and (v) certain other investments and assets.

Agnico Eagle has recognized its interest in the assets, liabilities, revenues and expenses of Osisko in accordance with the Company's rights and obligations prescribed by the Arrangement, as the joint arrangement was determined to be a joint operation under IFRS.

Agnico Eagle's transaction costs associated with the acquisition totaling $16.7 million were expensed through the general and administrative line item of the consolidated statements of income (loss) and comprehensive income (loss) during year ended December 31, 2014.

Agnico Eagle's share of the June 16, 2014 preliminary purchase price of Osisko was comprised of the following:

Cash paid for acquisition	$462,728

Agnico Eagle common shares issued for acquisition	1,135,071

Total Agnico Eagle preliminary purchase price to allocate	$1,597,799

A fair value approach was applied by management in developing preliminary estimates of the fair value of identifiable assets and liabilities contributed to the newly formed Osisko joint operation. Preliminary estimates of fair value represent all information available as of the acquisition date. However, estimates of fair value may be materially adjusted during the measurement period as new information about the facts and circumstances that existed as of the acquisition date is obtained.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   25

The following table sets out the allocation of Agnico Eagle's share of the purchase price to attributable assets acquired and liabilities assumed pursuant to the Arrangement, based on management's preliminary estimates of fair value:

Fair value of assets acquired and liabilities assumed:

Property, plant and mine development	$1,452,148

Goodwill(i)	543,444

Cash and cash equivalents	59,219

Restricted cash	35,528

Trade receivables(ii)	9,653

Inventories	51,477

Other current assets	11,420

Accounts payable and accrued liabilities	(49,391)

Reclamation provision	(20,776)

Long-term debt	(151,333)

Deferred income and mining tax liabilities	(343,590)

Net assets acquired	$1,597,799

Notes:

(i)
Goodwill is currently allocated to the Canadian Malartic mine segment, however the allocation of goodwill has not yet been finalized.

(ii)
The fair value of trade receivables approximates the gross contractual amounts receivable.

The joint acquisition of Osisko is a strategic fit with the Company's skill set and its other operating assets in the area. The Company believes that goodwill associated with the joint acquisition of Osisko arose principally because of the following factors: (1) the value implicit in the Company's ability to sustain and/or grow its business by increasing proven and probable mineral reserves and mineral resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

The Company's indirect 50.0% interest in Canadian Malartic GP resulted in revenues from mining operations of $189.9 million and a net loss of $15.8 million between the June 16, 2014 completion of the Arrangement and December 31, 2014.

26   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Pro forma results of operations for the Company assuming the joint acquisition of Osisko described above had occurred as of January 1, 2014 are set out below:

Year Ended December 31, 2014

Pro forma revenue from mining operations for the year	$2,055,990

Pro forma net income for the year	$41,866

The Company's pro forma net income for the year has been adjusted for the following material, non-recurring items: Agnico Eagle transaction costs totaling $16.7 million expensed through the general and administrative line item of the Company; a $79.1 million loss incurred on the transfer of assets to Osisko Gold Royalties Ltd. expensed through the other (income) expense line item of Osisko; and the deduction of acquisition-related fees totaling $46.1 million expensed through the general and administrative line item of Osisko. All other adjustments are related to the application of preliminary estimates of fair value to Osisko assets acquired and liabilities assumed and the alignment of accounting policies consistent with those made to Osisko's results in the post-acquisition period.

Urastar Gold Corporation

On May 16, 2013, the Company completed the acquisition of all of the issued and outstanding common shares of Urastar Gold Corporation ("Urastar") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) for cash consideration of $10.1 million. The Urastar acquisition was accounted for as a business combination and goodwill of $9.8 million was recognized on the Company's consolidated balance sheets.

The transaction costs associated with the acquisition totaling $0.7 million were expensed through the general and administrative line item of the consolidated statements of income (loss) and comprehensive income (loss) during the year ended December 31, 2013.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   27

The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:

Cash paid for acquisition	$10,127

Fair value of assets acquired and liabilities assumed:

Mining properties	$1,994

Goodwill	9,802

Cash and cash equivalents	76

Trade receivables	731

Other current assets	12

Plant and equipment	2

Accounts payable and accrued liabilities	(791)

Other liabilities	(1,573)

Deferred income and mining tax liabilities	(126)

Net assets acquired	$10,127

The Company believes that goodwill for the Urastar acquisition arose principally because of the value implicit in the Company's ability to grow its business by increasing proven and probable mineral reserves and mineral resources through new discoveries.

Pro forma results of operations for the Company assuming the acquisition of Urastar described above had occurred as of January 1, 2013 are detailed below. On a pro forma basis, there would have been no effect on the Company's consolidated revenues.

Year Ended December 31, 2013

Pro forma net loss for the year	$(689,199)

Pro forma net loss per share – basic	$(3.99)

6.   FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the

28   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 – Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

During the year ended December 31, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, available-for-sale securities, accounts payable and accrued liabilities, long-term debt (including convertible debentures issued by Osisko and now an obligation of Canadian Malartic GP) and derivative financial instruments.

The fair values of cash and cash equivalents, short-term investments, restricted cash and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

Long-term debt (excluding convertible debentures issued by Osisko and now an obligation of Canadian Malartic GP) is recorded on the consolidated balance sheets at amortized cost and the fair value is provided in note 15 to these consolidated financial statements for disclosure purposes only.

The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2014 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

Financial assets:

Trade receivables	$–	$59,716	$–	$59,716

Available-for-sale securities	51,653	4,815	–	56,468

Fair value of derivative financial instruments	–	4,877	–	4,877

Total financial assets	$51,653	$69,408	$–	$121,061

Financial liabilities:

Convertible debentures	$–	$–	$34,678	$34,678

Fair value of derivative financial instruments	–	8,249	–	8,249

Total financial liabilities	$–	$8,249	$34,678	$42,927

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   29

The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2013 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

Financial assets:

Trade receivables	$–	$67,300	$–	$67,300

Available-for-sale securities	74,581	–	–	74,581

Fair value of derivative financial instruments	–	5,590	–	5,590

Total financial assets	$74,581	$72,890	$–	$147,471

Financial liabilities:

Fair value of derivative financial instruments	$–	$323	$–	$323

The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at January 1, 2013 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

Financial assets:

Trade receivables	$–	$67,750	$–	$67,750

Available-for-sale securities	44,719	–	–	44,719

Fair value of derivative financial instruments	–	2,112	–	2,112

Total financial assets	$44,719	$69,862	$–	$114,581

Financial liabilities:

Fair value of derivative financial instruments	$–	$277	$–	$277

Valuation Techniques

Trade Receivables

Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

Available-for-sale Securities

Available-for-sale securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Available-for-sale securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations (classified within Level 2 of the fair value hierarchy).

30   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2014

6.   FAIR VALUE MEASUREMENT (Continued)

Derivative Financial Instruments

Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Derivative financial instruments are classified as at fair value through the consolidated statements of income (loss).

Convertible Debentures

Convertible debentures issued by Osisko and now an obligation of Canadian Malartic GP are reported at fair value and classified within Level 3 of the fair value hierarchy and constitute contracts which may result in the payment of cash and issuance of publicly-traded shares. Fair value was calculated with consideration given to the influence of a variety of inputs including quoted market prices and interest rates. Convertible debentures are included in the current portion of long-term debt line item in the consolidated balance sheets.

7.   RESTRICTED CASH

As part of the Company's insurance programs fronted by a third party provider and reinsured through the Company's internal insurance program, the third party provider requires that cash of $5.8 million be restricted as at December 31, 2014 (December 31, 2013 – $6.9 million; January 1, 2013 – $4.7 million).

As part of the Company's tax planning, $32.0 million was contributed to a qualified environmental trust ("QET") in December 2011 to fulfill the requirement of financial security for costs related to the environmental remediation of the Goldex mine. During the year ended December 31, 2014, $0.1 million (2013 – $2.8 million) was withdrawn from the QET to fund the environmental remediation expenditures. As at December 31, 2014, $15.5 million (December 31, 2013 – $16.8 million; January 1, 2013 – $20.7 million) remained in the QET.

At December 31, 2014, cash of $11.8 million (December 31, 2013 – nil; January 1, 2013 – nil) was restricted representing 50.0% of amounts held by a depositary to satisfy obligations in connection with the senior unsecured convertible debentures previously issued by Osisko that are now the obligation of Canadian Malartic GP.

As at December 31, 2014, cash of $20.9 million (December 31, 2013 – nil; January 1, 2013 – nil) was restricted representing 50.0% of the deposits in respect of environmental guarantees in the Province of Quebec made by Canadian Malartic GP in connection with its ownership of the Canadian Malartic mine.

On December 30, 2013, the Company deposited $5.0 million into a restricted account in connection with a Subscription Agreement to acquire 5,000 shares of Tocqueville Bullion Reserve, Ltd. at a price of $1,000 per share. The acquisition was completed subsequent to year end on January 2, 2014.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   31

8.   INVENTORIES

	As at December 31, 2014	As at December 31, 2013	As at January 1, 2013

Ore in stockpiles and on leach pads	$51,970	$33,504	$38,745

Concentrates and dore bars	111,912	58,419	64,728

Supplies	282,778	253,160	222,629

Total current inventories	$446,660	$345,083	$326,102

Non-current ore in stockpiles and on leach pads(i)	25,125	46,179	32,711

Total inventories	$471,785	$391,262	$358,813

Note:

(i)
Ore that the Company does not expect to process within 12 months is classified as long-term and is recorded in the other assets line item on the consolidated balance sheets.

During the year ended December 31, 2014, a charge of $4.6 million (2013 – $3.2 million) was recorded within production costs to reduce the carrying value of inventories to its net realizable value.

9.   AVAILABLE-FOR-SALE SECURITIES

	As at December 31, 2014	As at December 31, 2013	As at January 1, 2013

Cost	$74,928	$111,169	$59,516

Accumulated impairment losses	(30,090)	(40,653)	(7,117)

Unrealized gains in accumulated other comprehensive income (loss)	11,815	11,530	1,902

Unrealized losses in accumulated other comprehensive income (loss)	(185)	(7,465)	(9,582)

Total estimated fair value of available-for-sale securities	$56,468	$74,581	$44,719

During the year ended December 31, 2014, the Company received proceeds of $41.4 million (2013 – $0.2 million) and recognized a gain before income taxes of $5.6 million (2013 – $0.1 million) on the sale of certain available-for-sale securities.

During the year ended December 31, 2014, the Company recorded an impairment loss of $15.8 million (2013 – $32.5 million) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged.

32   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

10. OTHER ASSETS

  (a)
  Other Current Assets
	As at December 31, 2014	As at December 31, 2013	As at January 1, 2013

Federal, provincial and other sales taxes receivable	$70,143	$71,053	$36,400

Prepaid expenses	39,608	35,396	36,119

Insurance receivable	113	1,369	6,553

Receivables from employees	395	780	1,800

Retirement compensation arrangement plan refundable tax receivable	–	–	4,044

Other	13,142	8,394	8,061

Total other current assets	$123,401	$116,992	$92,977

  (b)
  Other Assets
	As at December 31, 2014	As at December 31, 2013	As at January 1, 2013

Non-current ore in stockpiles and on leach pads	$25,125	$46,179	$32,711

Other assets	2,497	2,155	1,711

Total other assets	$27,622	$48,334	$34,422

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   33

11. PROPERTY, PLANT AND MINE DEVELOPMENT

	Mining Properties	Plant and Equipment	Mine Development Costs	Construction in Progress	Total

As at January 1, 2013	$1,138,680	$2,189,152	$695,406	$197,051	$4,220,289

Additions	157,511	65,069	155,022	233,958	611,560

Capitalized borrowing costs	–	–	–	3,518	3,518

Disposals	–	(15,603)	–	–	(15,603)

Acquisitions	1,994	2	–	–	1,996

Amortization	(28,342)	(245,886)	(38,447)	–	(312,675)

Impairment loss	(449,590)	(328,798)	(36,236)	–	(814,624)

Transfers between categories(i)	–	19,966	57,252	(77,218)	–

As at December 31, 2013	820,253	1,683,902	832,997	357,309	3,694,461

Additions	94,081	203,605	163,912	43,780	505,378

Capitalized borrowing costs	–	1,056	–	650	1,706

Disposals	(2,526)	(6,142)	–	–	(8,668)

Acquisitions	904,403	664,991	–	–	1,569,394

Amortization	(79,363)	(290,530)	(90,882)	–	(460,775)

Transfers between categories(i)	1,534	305,512	(175,889)	(131,157)	–

As at December 31, 2014	$1,738,382	$2,562,394	$730,138	$270,582	$5,301,496

As at January 1, 2013:

Cost	$2,019,192	$3,094,535	$975,176	$197,051	$6,285,954

Accumulated amortization and net impairments	(880,512)	(905,383)	(279,770)	–	(2,065,665)

Net carrying amount – January 1, 2013	$1,138,680	$2,189,152	$695,406	$197,051	$4,220,289

As at December 31, 2013:

Cost	$2,178,697	$3,138,194	$1,187,449	$357,309	$6,861,649

Accumulated amortization and net impairments	(1,358,444)	(1,454,292)	(354,452)	–	(3,167,188)

Net carrying amount – December 31, 2013	$820,253	$1,683,902	$832,997	$357,309	$3,694,461

As at December 31, 2014:

Cost	$3,176,189	$4,334,707	$1,175,472	$270,582	$8,956,950

Accumulated amortization and net impairments	(1,437,807)	(1,772,313)	(445,334)	–	(3,655,454)

Net carrying amount – December 31, 2014	$1,738,382	$2,562,394	$730,138	$270,582	$5,301,496

Note:

(i)
Upon achieving commercial production at the Goldex mine's M and E Zones in October 2013 and at the La India mine in February 2014, related costs accumulated in construction in progress were reclassified.

34   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Geographic Information:

	As at December 31, 2014	As at December 31, 2013	As at January 1, 2013

Northern Business:
Canada	$3,418,287	$1,942,979	$2,658,970

Finland	825,292	762,717	732,918

Southern Business:
Mexico	1,047,669	978,496	817,703

United States	10,248	10,269	10,698

Total property, plant and mine development	$5,301,496	$3,694,461	$4,220,289

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31, 2014	As at December 31, 2013	As at January 1, 2013

Trade payables	$91,120	$80,242	$89,289

Wages payable	36,263	35,881	35,752

Accrued liabilities	36,099	16,366	27,372

Other liabilities	42,698	40,885	32,916

Total accounts payable and accrued liabilities	$206,180	$173,374	$185,329

In 2014 and 2013, the other liabilities balance consisted primarily of various employee payroll tax withholdings and other payroll taxes.

13. RECLAMATION PROVISION

Agnico Eagle's reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations. Assumptions based on current economic conditions, which the Company believes are reasonable, have been used to estimate the reclamation provision. However, actual reclamation costs will ultimately depend on future economic conditions and costs for the necessary reclamation work. Changes in reclamation provision estimates during the period reflect changes in cash flow estimates as well as assumptions including discount and inflation rates. The discount rates used in the calculation of the reclamation provision at December 31, 2014 ranged between 1.03% and 2.54% (December 31, 2013 – between 1.40% and 3.49%).

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   35

The following table reconciles the beginning and ending carrying amounts of the Company's asset retirement obligations. The settlement of the obligation is estimated to occur through to 2041.

	Year Ended December 31, 2014	Year Ended December 31, 2013

Asset retirement obligations – long-term, beginning of year	$171,472	$173,708

Asset retirement obligations – current, beginning of year	1,029	4,630

Current year additions and changes in estimate, net	69,420	(2,868)

Current year attributable additions upon joint acquisition of Osisko	20,776	–

Current year accretion	5,173	4,456

Liabilities settled	(1,714)	(853)

Foreign exchange revaluation	(20,678)	(6,572)

Reclassification from long-term to current, end of year	(2,863)	(1,029)

Asset retirement obligations – long-term, end of year	$242,615	$171,472

The following table reconciles the beginning and ending carrying amounts of the Company's environmental remediation liability. The settlement of the obligation is estimated to occur through to 2020.

	Year Ended December 31, 2014	Year Ended December 31, 2013

Environmental remediation liability – long-term, beginning of year	$12,537	$12,033

Environmental remediation liability – current, beginning of year	2,423	12,186

Current year additions and changes in estimate, net	563	1,005

Liabilities settled	(3,202)	(9,045)

Foreign exchange revaluation	(1,113)	(1,219)

Reclassification from long-term to current, end of year	(3,906)	(2,423)

Environmental remediation liability – long-term, end of year	$7,302	$12,537

14. LEASES

  (a)
  Finance Leases

    The Company has entered into sale-leaseback agreements with third parties for various fixed and mobile equipment within Canada. These arrangements represent sale-leaseback transactions in accordance with IAS 17 – Leases. The sale-leaseback agreements have an average effective annual interest rate of 5.25% and the average length of the contracts is five years.

36   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    All of the sale-leaseback agreements have end of lease clauses that qualify as bargain purchase options that the Company expects to execute. As at December 31, 2014, the total net book value of assets recorded under sale-leaseback finance leases amounted to $12.9 million (December 31, 2013 – $29.5 million; January 1, 2013 – $19.1 million).

    The Company has agreements with third party providers of mobile equipment. These arrangements represent finance leases in accordance with the guidance in IAS 17 – Leases. The leases are for five to seven years and have an average effective annual interest rate of 4.4%.

    As a result of its June 16, 2014 joint acquisition of Osisko, Agnico Eagle assumed indirect attributable secured finance lease obligations of C$38.3 million ($35.3 million) provided in separate tranches with maturities ranging between 2015 and 2019 and a 7.5% interest rate. As at December 31, 2014, the Company's attributable finance lease obligations amounted to $31.7 million.

    The following table sets out future minimum lease payments under finance leases together with the present value of the net minimum lease payments:

	Minimum Finance Lease Payments	Interest	Present Value	Minimum Finance Lease Payments	Interest	Present Value	Minimum Finance Lease Payments	Interest	Present Value
	As at December 31, 2014			As at December 31, 2013			As at January 1, 2013

Within 1 year	$23,587	$1,445	$22,142	$12,776	$741	$12,035	$14,052	$1,097	$12,955

Between 1 – 5 years	22,232	1,095	21,137	12,482	639	11,843	12,616	508	12,108

Total	$45,819	$2,540	$43,279	$25,258	$1,380	$23,878	$26,668	$1,605	$25,063

    As at December 31, 2014, the total net book value of assets recorded under finance leases, including sale-leaseback finance leases, was $61.7 million (December 31, 2013 – $40.0 million; January 1, 2013 – $31.5 million). The amortization of assets recorded under finance leases is included in the amortization of property, plant and mine development line item of the consolidated statements of income (loss) and comprehensive income (loss).

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   37

  (b)
  Operating Leases

    The Company has a number of operating lease agreements involving office facilities. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms in excess of one year are as follows:

	As at December 31, 2014	As at December 31, 2013	As at January 1, 2013

Within 1 year	$1,051	$1,783	$1,434

Between 1 – 3 years	1,619	1,854	1,850

Between 3 – 5 years	1,452	1,652	1,635

Thereafter	1,549	2,470	3,473

Total	$5,671	$7,759	$8,392

During the year ended December 31, 2014, $1.2 million (year ended December 31, 2013 – $1.6 million) of operating lease payments were recognized in the consolidated statements of income (loss).

15. LONG-TERM DEBT

	As at December 31, 2014	As at December 31, 2013	As at January 1, 2013

Credit Facility(i)	$492,470	$192,611	$20,190

2012 Notes(i)	198,549	198,378	198,207

2010 Notes(i)	596,966	596,367	595,767

Attributable convertible debentures(ii)	34,679	–	–

Other attributable debt instruments	51,979	–	–

Total debt	1,374,643	987,356	814,164

Less: current portion	52,182	–	–

Total long-term debt	$1,322,461	$987,356	$814,164

(i)
Inclusive of deferred financing costs.

(ii)
Attributable convertible debentures have a contractual maturity in 2017 but are included in the current portion of long-term debt on the consolidated balance sheets.

The fair value of long-term debt (excluding convertible debentures issued by Osisko that are now an obligation of Canadian Malartic GP) is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating, to future related cash flows. As at December 31, 2014, the Company's long-term debt had a fair value of $1,498.4 million (December 31, 2013 – $1,103.9 million; January 1, 2013 – $968.7 million).

38   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Scheduled Debt Principal Repayments

	2015	2016	2017	2018	2019	2020 and Thereafter	Total

Credit Facility	$–	$–	$–	$–	$500,000	$–	$500,000

2012 Notes	–	–	–	–	–	200,000	200,000

2010 Notes	–	–	115,000	–	–	485,000	600,000

Attributable convertible debentures	–	–	32,325	–	–	–	32,325

Other attributable debt instruments	17,503	17,238	17,238	–	–	–	51,979

Total	$17,503	$17,238	$164,563	$–	$500,000	$685,000	$1,384,304

Credit Facility

On June 22, 2010, the Company amended and restated one of its two unsecured revolving bank credit facilities (the "Credit Facility") and terminated its other unsecured revolving bank credit facility, increasing the amount available from an aggregate $900.0 million to $1,200.0 million.

On July 20, 2012, the Company further amended the Credit Facility, extending the maturity date from June 22, 2016 to June 22, 2017 and amending pricing terms.

On September 5, 2014, the Company further amended the Credit Facility, extending the maturity date from June 22, 2017 to June 22, 2019 and amending pricing terms.

At December 31, 2014, the Credit Facility was drawn down by $500.0 million (December 31, 2013 – $200.0 million; January 1, 2013 – $30.0 million). Amounts drawn down, together with outstanding letters of credit under the Credit Facility, resulted in Credit Facility availability of $699.0 million at December 31, 2014.

2012 Notes

On July 24, 2012, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2012 Notes") which, on issuance, had a weighted average maturity of 11.0 years and weighted average yield of 4.95%.

The following table sets out details of the individual series of the 2012 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$100,000	4.87%	7/23/2022

Series B	100,000	5.02%	7/23/2024

Total	$200,000

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   39

2010 Notes

On April 7, 2010, the Company closed a $600.0 million private placement of guaranteed senior unsecured notes (the "2010 Notes") which, on issuance, had a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

The following table sets out details of the individual series of the 2010 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$115,000	6.13%	4/7/2017

Series B	360,000	6.67%	4/7/2020

Series C	125,000	6.77%	4/7/2022

Total	$600,000

Acquisition of Osisko

In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable share of such debt instruments is as follows:

•
A secured loan facility in the principal amount of C$75.0 million ($69.1 million) with scheduled C$20.0 million repayments on June 30, 2015, June 30, 2016 and June 30, 2017 and a 6.875% per annum interest rate. A scheduled repayment of C$15.0 million ($14.1 million) was made subsequent to the June 16, 2014 acquisition date, resulting in attributable outstanding principal of $51.7 million as at December 31, 2014. On September 29, 2014, Canadian Malartic GP amended the acquired secured loan facility (the "CMGP Loan") with no change to maturity or pricing terms.

•
Senior unsecured convertible debentures with principal outstanding of C$37.5 million ($34.6 million), a November 2017 maturity date and a 6.875% interest rate. As at the June 16, 2014 acquisition date, the convertible debentures had an attributable fair value of $44.9 million. As at December 31, 2014, the convertible debentures had principal outstanding of $32.3 million and an attributable fair value of $34.7 million. An $8.0 million mark-to-market gain was recorded in the other (income) expenses line item of the consolidated statements of income (loss) related to the convertible debentures between the June 16, 2014 acquisition date and December 31, 2014.

•
A loan with principal outstanding of C$2.1 million ($2.0 million) with monthly repayments scheduled through the first quarter of 2015 and a 0.0% interest rate. As at December 31, 2014, the Company's attributable loan principal outstanding amounted to $0.3 million.

Covenants

Payment and performance of Agnico Eagle's obligations under the Credit Facility, 2012 Notes and 2010 Notes is guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors").

The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances and sell material assets.

The 2012 Notes and 2010 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

40   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2014

15. LONG-TERM DEBT (Continued)

The Credit Facility, 2012 Notes and 2010 Notes also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value.

The CMGP Loan requires Canadian Malartic GP to maintain a minimum EBITDA to interest expense ratio and a maximum debt to EBITDA ratio.

The Company was in compliance with all covenants contained in the Credit Facility, 2012 Notes and 2010 Notes as at December 31, 2014. Canadian Malartic GP was in compliance with all CMGP Loan covenants as at December 31, 2014.

Interest on Long-term Debt

Total long-term debt interest costs incurred during the year ended December 31, 2014 were $56.9 million (2013 – $58.0 million).

Total borrowing costs capitalized to property, plant and mine development during the year ended December 31, 2014 were $1.7 million (2013 – $3.5 million) at a capitalization rate of 1.28% (2013 – 1.48%).

During the year ended December 31, 2014, cash interest paid on the Credit Facility was $7.5 million (2013 – $1.8 million), cash standby fees paid on the Credit Facility were $5.1 million (2013 – $4.8 million) and cash interest paid on the 2010 Notes and 2012 Notes was $49.4 million (2013 – $49.4 million).

16. OTHER LIABILITIES

Other liabilities consist of the following:

	As at December 31, 2014	As at December 31, 2013	As at January 1, 2013

Long-term portion of capital lease obligations (note 14(a))	$21,137	$11,843	$12,108

Pension benefit obligations (note 16(a))	17,507	15,278	13,808

Other	159	268	140

Total other liabilities	$38,803	$27,389	$26,056

  (a)
  Pension Benefit Obligations

    Executives Plan

    Agnico Eagle provides the Executives Plan for certain current and former senior officers. It is considered a defined benefit plan as defined in IAS 19 – Employee Benefits with a pension formula based on final average earnings in excess of the amounts payable from the registered plan. Assets for the Executives Plan consist of deposits on hand with regulatory authorities that are refundable when benefit payments are made or on the ultimate wind-up of the plan. The estimated average remaining service life of the plan at December 31, 2014 is 4.0 years. The funded status of the Executives Plan is based on actuarial valuations performed as of December 31, 2014.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   41

    The funded status of the Executives Plan for 2014 and 2013 is as follows:

	Year Ended December 31,

	2014	2013

Reconciliation of the Executives Plan assets:

Executives Plan assets, beginning of year	$2,346	$2,373

Agnico Eagle's contributions	372	374

Benefit payments	(239)	(244)

Interest on Executives Plan assets	111	92

Net return on Executives Plan assets excluding interest	(111)	(92)

Effect of exchange rate changes	(201)	(157)

Executives Plan assets, end of year	2,278	2,346

Reconciliation of Executives Plan defined benefit obligation:

Defined benefit obligation, beginning of year	11,298	10,818

Service cost	470	456

Benefit payments	(239)	(244)

Interest cost	550	431

Actuarial losses (gains) arising from changes in economic assumptions	1,581	(1,569)

Actuarial (gains) losses arising from changes in demographic assumptions	(164)	779

Actuarial (gains) losses arising from Executives Plan experience	(584)	1,363

Effect of exchange rate changes	(1,017)	(736)

Defined benefit obligation, end of year	11,895	11,298

Net defined benefit liability, end of year	$9,617	$8,952

    The components of Agnico Eagle's pension expense recognized in the consolidated statements of income (loss) relating to the Executives Plan are as follows:

	Year Ended December 31,

	2014	2013

Service cost	$470	$457

Interest cost on defined benefit obligation	550	431

Interest on Executives Plan assets	(111)	(92)

Pension expense	$909	$796

42   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    The remeasurements of the net defined benefit liability recognized in other comprehensive income (loss) relating to the Executives Plan are as follows:

	Year Ended December 31,

	2014	2013

Actuarial losses relating to the defined benefit obligation	$833	$573

Net return on Executives Plan assets excluding interest	111	92

Total remeasurements of the net defined benefit liability	$944	$665

    In 2015, the Company expects to make contributions of $0.3 million and benefit payments of $0.1 million related to the Executives Plan.

    The following table sets out significant weighted average assumptions used in measuring the Company's Executives Plan defined benefit obligation:

	As at December 31,

	2014	2013

Assumptions:

Rate of return on Executives Plan assets	4.9%	4.0%

Discount rate – beginning of year	4.9%	4.0%

Discount rate – end of year	4.0%	4.9%

Rate of compensation increase	3.0%	3.0%

    The discount rate was modified between periods to reflect the change in market interest rates prevailing on high quality corporate bonds. Other assumptions are the same as those used as at December 31, 2013.

    The following is a summary of the effect of changes in significant actuarial assumptions on the Company's Executives Plan defined benefit obligation:

As at December 31, 2014

Change in assumption:

0.5% increase in discount rate	$(851)

0.5% decrease in discount rate	943

0.5% increase in the rate of compensation increase	110

0.5% decrease in the rate of compensation increase	(109)

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   43

    The summary of the effect of changes in significant actuarial assumptions was prepared using the same methods and actuarial assumptions as those used for the calculation of the Executives Plan defined benefit obligation as at the end of the fiscal year, except for the change in the single actuarial assumption being evaluated. The modification of several actuarial assumptions at the same time could lead to different results.

    Other Plans

    In addition to the Executives Plan, the Company maintains the Basic Plan and the Supplemental Plan. Under the Basic Plan, Agnico Eagle contributes 5.0% of certain employees' base employment compensation to a defined contribution plan. In 2014, $11.1 million (2013 – $12.5 million) was contributed to the Basic Plan, $0.1 million of which related to contributions for key management personnel (2013 – $0.1 million). Effective January 1, 2008, the Company adopted the Supplemental Plan for designated executives at the level of Vice-President or above. The Supplemental Plan is funded by the Company through notional contributions equal to 10.0% of the designated executive's earnings for the year (including salary and short-term bonus). In 2014, the Company made $1.5 million (2013 – $1.2 million) in notional contributions to the Supplemental Plan, $0.1 million (2013 – $0.1 million) of which related to contributions for key management personnel. The Supplemental Plan is accounted for as a cash balance plan.

17. EQUITY

Common Shares

The Company's authorized share capital includes an unlimited number of common shares with no par value. As at December 31, 2014, Agnico Eagle's issued common shares totaled 215,192,887 (December 31, 2013 – 174,181,163; January 1, 2013 – 172,296,610), less 956,653 common shares held in a trust or by a depositary to satisfy obligations in connection with the senior unsecured convertible debentures previously issued by Osisko that are now the obligation of Canadian Malartic GP (December 31, 2013 – 227,188 common shares held in a trust; January 1, 2013 – 193,740 common shares held in a trust).

84,973 common shares are held in a trust in connection with the Company's restricted share unit ("RSU") plan (December 31, 2013 – 227,188 common shares held in a trust). The trust has been evaluated under IFRS 10 – Consolidated Financial Statements and is consolidated in the accounts of the Company, with shares held in trust offset against the Company's issued shares in its consolidated financial statements. The common shares purchased and held in a trust are excluded from the basic net income (loss) per share calculations until they have vested. All of the non-vested common shares held in a trust are included in the diluted net income (loss) per share calculations, unless the impact is anti-dilutive.

As part of the Company's joint acquisition of Osisko on June 16, 2014 (see note 5 to these consolidated financial statements for details), 871,680 Agnico Eagle common shares are held by a depositary to satisfy obligations under the senior unsecured convertible debentures previously issued by Osisko (now an obligation of Canadian Malartic GP) if converted in the future. These Agnico Eagle common shares held by a depositary are not currently considered outstanding as they will not be voted and as accrued dividends may, at Agnico Eagle's discretion, revert back to the Company. These common shares are excluded from the calculation of basic net income (loss) per share and are included in the calculation of diluted net income (loss) per share, unless the impact is anti-dilutive.

44   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at December 31, 2014 were exercised:

Common shares outstanding at December 31, 2014	214,236,234

Employee stock options	11,913,210

Common shares held in a trust in connection with the RSU plan (note 19(c))	84,973

Common shares held by a depositary relating to convertible debentures previously issued by Osisko (note 5)	871,680

Total	227,106,097

Net Income (Loss) Per Share

The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income (loss) per share:

	Year Ended December 31,

	2014	2013

Net income (loss) for the year – basic	$82,970	$(686,705)

Net income (loss) for the year – diluted	$75,625	$(686,705)

Weighted average number of common shares outstanding – basic (in thousands)	195,223	172,893

Add: Dilutive impact of common shares held by a depositary relating to convertible debentures previously issued by Osisko	475	–

Add: Dilutive impact of common shares related to the RSU plan	259	–

Add: Dilutive impact of employee stock options	244	–

Weighted average number of common shares outstanding – diluted (in thousands)	196,201	172,893

Net income (loss) per share – basic	$0.43	$(3.97)

Net income (loss) per share – diluted	$0.39	$(3.97)

Diluted net income (loss) per share have been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income (loss) per share as the impact would be anti-dilutive.

The dilutive impact of convertible debentures previously issued by Osisko, including both their impact on diluted net income and the dilutive impact of related common shares held by a depositary in connection with any conversion thereof, has been included in the calculation of net income per share for the year ended December 31, 2014.

For the year ended December 31, 2014, 9,102,210 employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

For the year ended December 31, 2013, the impact of any additional shares issued under the employee stock option plan or shares related to the RSU plan were excluded from the calculation of net loss per share as their impact would have been anti-dilutive due to the net loss recorded for the year.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   45

18. REVENUES FROM MINING OPERATIONS AND TRADE RECEIVABLES

Agnico Eagle is a gold mining company with mining operations in Canada, Mexico and Finland. The Company earns a significant proportion of its revenues from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals. The revenue from by-product metals is primarily generated by production at the LaRonde mine in Canada (silver, zinc and copper) and the Pinos Altos mine in Mexico (silver).

The cash flow and profitability of the Company's operations are significantly affected by the market price of gold and, to a lesser extent, silver, zinc and copper. The prices of these metals can fluctuate significantly and are affected by numerous factors beyond the Company's control.

During the year ended December 31, 2014, three customers each contributed more than 10.0% of total revenues from mining operations for a combined total of approximately 65.0% of revenues from mining operations in the Northern and Southern business units. As gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

Trade receivables are recognized once the transfer of ownership for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of dore bars or concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties. As at December 31, 2014, the Company had $59.7 million (December 31, 2013 – $67.3 million; January 1, 2013 – $67.8 million) in receivables relating to provisionally priced concentrate sales. For the year ended December 31, 2014, the Company recognized mark-to-market losses of $0.8 million (2013 – $0.3 million) on concentrate receivables.

	Year Ended December 31,

	2014	2013

Revenues from mining operations:

Gold	$1,807,927	$1,500,354

Silver	62,466	100,895

Zinc	9,901	16,685

Copper	16,479	20,653

Lead(i)	(7)	(181)

Total revenues from mining operations	$1,896,766	$1,638,406

Note:

(i)
Lead concentrate revenues of $0.1 million in 2014 (2013 – $0.9 million) are netted against direct fees of $0.1 million (2013 – $1.1 million). Other metal revenues derived from lead concentrate in 2014 included gold revenue of nil (2013 – $7.9 million) and silver revenue of nil (2013 – $2.8 million). Other metal revenues derived from lead concentrate are included in their respective metal categories in the above table.

In 2014, precious metals (gold and silver) accounted for 98.6% of Agnico Eagle's revenues from mining operations (2013 – 97.7%). The remaining revenues from mining operations consisted of net by-product metal revenues. In 2014, these net by-product metal revenues as a percentage of total revenues from mining operations were 0.5% from zinc (2013 – 1.0%) and 0.9% from copper (2013 – 1.3%).

46   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

19. STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the grant of stock options to directors, officers, employees and service providers to purchase common shares. Under the ESOP, stock options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of common shares that may be reserved for issuance to any one person pursuant to stock options (under the ESOP or otherwise), warrants, share purchase plans or other arrangements may not exceed 5.0% of the Company's common shares issued and outstanding at the date of grant.

    On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which stock options granted after that date have a maximum term of five years. In 2013, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP to 27,800,000.

    Of the 3,187,500 stock options granted under the ESOP in 2014, 796,875 stock options vested immediately. The remaining stock options, all of which expire in 2019, vest in equal installments on each anniversary date of the grant over a three-year period. Of the 2,803,000 stock options granted under the ESOP in 2013, 700,750 stock options vested immediately. The remaining stock options, all of which expire in 2018, vest in equal installments on each anniversary date of the grant over a three-year period. Upon the exercise of stock options under the ESOP, the Company issues common shares from treasury to settle the obligation.

    The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
	Year Ended December 31, 2014			Year Ended December 31, 2013

Outstanding, beginning of year	11,283,535	C$	56.02	10,587,126	C$	56.60

Granted	3,187,500		28.07	2,803,000		52.13

Exercised	(582,925)		31.46	(213,500)		37.06

Forfeited	(250,750)		53.08	(540,206)		58.15

Expired	(1,724,150)		62.64	(1,352,885)		54.67

Outstanding, end of year	11,913,210	C$	48.84	11,283,535	C$	56.02

Options exercisable, end of year	7,503,335	C$	55.98	7,248,295	C$	59.39

    The average share price of Agnico Eagle's common shares during the year ended December 31, 2014 was C$34.83 (2013 – C$33.72)

    The weighted average grant date fair value of stock options granted in 2014 was C$6.53 (2013 – C$10.63).

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   47

    The following table sets out information about Agnico Eagle's stock options outstanding and exercisable at December 31, 2014:

	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
Range of Exercise Prices:	Stock Options Outstanding				Stock Options Exercisable

C$28.03 – C$59.71	9,725,131	2.45 years	C$	42.66	5,315,256	C$	47.61

C$60.72 – C$83.08	2,188,079	1.01 years		76.31	2,188,079		76.31

C$28.03 – C$83.08	11,913,210	2.18 years	C$	48.84	7,503,335	C$	55.98

    The weighted average remaining contractual term of stock options exercisable at December 31, 2014 was 1.5 years.

    The Company has reserved for issuance 11,913,210 common shares in the event that these stock options are exercised.

    The number of common shares available for the grant of stock options under the ESOP as at December 31, 2014 and December 31, 2013 was 3,595,276 and 4,807,876, respectively.

    Subsequent to the year ended December 31, 2014, 3,048,010 stock options were granted under the ESOP, of which 683,998 stock options vested within 30 days of the grant. The remaining stock options, all of which expire in 2020, vest in equal installments on each anniversary date of the grant over a three-year period.

    Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Year Ended December 31,

	2014	2013

Risk-free interest rate	1.52%	1.40%

Expected life of stock options (in years)	2.6	2.5

Expected volatility of Agnico Eagle's share price	42.5%	35.7%

Expected dividend yield	3.82%	1.82%

    The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

    The total compensation expense for the ESOP recorded in the general and administrative line item of the consolidated statements of income (loss) and comprehensive income (loss) for 2014 was $20.8 million (2013 – $24.6 million). Of the total compensation cost for the ESOP, $0.8 million was capitalized as part of the property, plant and mine development line item of the consolidated balance sheets in 2014 (2013 – $3.3 million).

48   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  (b)
  Incentive Share Purchase Plan

    On June 26, 1997, the Company's shareholders approved an incentive share purchase plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico Eagle's common shares at market value. In 2009, the Purchase Plan was amended to remove non-executive directors as eligible Participants.

    Under the Purchase Plan, Participants may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each Participant's contribution. All common shares subscribed for under the Purchase Plan are issued by the Company. The total compensation cost recognized in 2014 related to the Purchase Plan was $5.2 million (2013 – $7.8 million).

    In 2014, 517,721 common shares were subscribed for under the Purchase Plan (2013 – 812,946) for a value of $15.5 million (2013 – $23.4 million). In May 2014, the Company's shareholders approved an increase in the maximum number of common shares reserved for issuance under the Purchase Plan to 6,100,000 from 5,000,000. As at December 31, 2014, Agnico Eagle has reserved for issuance 1,412,186 common shares (2013 – 829,907) under the Purchase Plan.

  (c)
  Restricted Share Unit Plan

    In 2009, the Company implemented the RSU plan for certain employees. Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company.

    A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of equity and is amortized as compensation expense over the applicable vesting period of two to three years.

    In 2014, 298,877 (2013 – 425,114) RSUs were granted with a grant date fair value of $28.62 (2013 – $48.25). In 2014, the Company funded the RSU plan by transferring $7.5 million (2013 – $19.0 million) to an employee benefit trust that then purchased common shares of the Company in the open market. The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding.

    Compensation expense related to the RSU plan was $12.8 million in 2014 (2013 – $12.1 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the consolidated statements of income (loss) and comprehensive income (loss).

    Subsequent to the year ended December 31, 2014, 377,000 RSUs were granted under the RSU plan which vest in 2018.

20. CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company's activities expose it to a variety of financial risks: market risk (including interest rate risk, commodity price risk and foreign currency risk), credit risk, and liquidity risk. The Company's overall risk management policy is to support the delivery of the Company's financial targets while minimizing the potential adverse effects on the Company's performance.

Risk management is carried out by a centralized treasury department under policies approved by the Board of Directors. The Company ensures that financial activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with its policies and risk tolerance.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   49

  a)
  Market Risk

    Market risk is the risk that changes in market factors, such as interest rates, commodity prices and foreign exchange rates, will affect the value of Agnico Eagle's financial instruments. The Company can choose to either accept market risk or mitigate it through the use of derivatives and other economic hedging strategies.

    i.
    Interest Rate Risk

      Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's long-term debt obligations which have floating interest rates.

      The following table shows the impact of a 1.0% increase or decrease in interest rates on income (loss) before income and mining taxes. The impact on equity is the same as the impact on income (loss) before income and mining taxes.

	Year Ended December 31,

	2014	2013

1.0% Increase	$(3,548)	$(966)

1.0% Decrease	$3,548	$966

    ii.
    Commodity Price Risk

    a.
    Metal Prices

        Agnico Eagle's revenues from mining operations and net income (loss) are sensitive to metal prices. Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of by-product metals (silver, zinc and copper) may be attributed to factors such as demand and global mine production levels.

        In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Risk Management Policies and Procedures, approved by the Board. The Company has a long-standing policy of no forward gold sales. However, the policy does allow the Company to use other economic hedging strategies where appropriate to mitigate by-product metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum by-product metal prices while maintaining full exposure to the price of gold. The Risk Management Committee has approved the strategy of using short-term call options in an attempt to enhance the realized by-product metal prices. The Company's policy does not allow speculative trading.

      b.
      Fuel

        To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of its diesel fuel costs (refer to note 21 to these consolidated financial statements for further details on derivative financial instruments).

    iii.
    Foreign Currency Risk

      The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. The

50   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

      Company enters into currency economic hedging transactions under the Company's Foreign Exchange Risk Management Policies and Procedures, approved by the Board, to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), as it does not give rise to cash exposure. The Company's foreign currency derivative financial instrument strategy includes the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes (refer to note 21 to these consolidated financial statements for further details on the Company's derivative financial instruments).

      The following table sets out the translation impact on income before income and mining taxes and equity for the year ended December 31, 2014 of a 10.0% change in the exchange rate of the US dollar relative to the Canadian dollar, Euro and Mexican peso, with all other variables held constant.

	Impact on Income Before Income and Mining Taxes and Equity

	10.0% Strengthening of the US Dollar	10.0% Weakening of the US Dollar

Canadian dollar	$22,147	$(22,147)

Euro	$5,249	$(5,249)

Mexican peso	$2,471	$(2,471)

  b)
  Credit Risk

    Credit risk is the risk that a third party might fail to fulfill its obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, short-term investments, restricted cash, trade receivables and derivative financial instruments. The Company holds its cash and cash equivalents, restricted cash and short-term investments in highly rated financial institutions resulting in a low level of credit risk. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized credit worthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The maximum exposure to credit risk is equal to the carrying amount of the instruments as follows:

	As at December 31, 2014	As at December 31, 2013	As at January 1, 2013

Cash and cash equivalents	$177,537	$139,101	$298,068

Short-term investments	4,621	2,217	8,490

Restricted cash	54,021	28,723	25,450

Trade receivables	59,716	67,300	67,750

Derivative financial instrument assets	4,877	5,590	2,112

Total	$300,772	$242,931	$401,870

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   51

  c)
  Liquidity Risk

    Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company monitors its risk of a shortage of funds by monitoring its debt rating and projected cash flows taking into account the maturity dates of existing debt and other payables. The Company manages exposure to liquidity risk by maintaining cash balances, having access to undrawn credit facilities and access to public debt markets. Contractual maturities relating to finance lease obligations are detailed in note 14 to these consolidated financial statements and contractual maturities relating to long-term debt are detailed in note 15 to these consolidated financial statements. Other financial liabilities, including accounts payable and accrued liabilities and derivative financial instruments, have maturities within one year of December 31, 2014.

  d)
  Capital Risk Management

    The Company's primary capital management objective is to maintain an optimal capital structure to support current and long-term business activities and to provide financial flexibility in order to maximize value for equity holders.

    Agnico Eagle's capital structure comprises a mix of long-term debt and total equity as follows:

	As at December 31, 2014	As at December 31, 2013	As at January 1, 2013

Long-term debt	$1,374,643	$987,356	$814,164

Total equity	4,068,490	2,717,406	3,433,202

Total	$5,443,133	$3,704,762	$4,247,366

    The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the requirements of financial covenants. To effectively manage its capital requirements, Agnico Eagle has in place a rigorous planning, budgeting and forecasting process to ensure it has the appropriate liquidity to meet its operating and growth objectives. The Company has the ability to adjust its capital structure by various means.

    See note 15 to these consolidated financial statements for details related to Agnico Eagle's compliance with its long-term debt covenants.

21. DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management

The Company utilizes foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US Dollar as a portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican Peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures. The Company does not apply hedge accounting to these arrangements.

As at December 31, 2014, the Company had outstanding foreign exchange zero cost collars. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At December 31, 2014, the zero cost collars related to $24.0 million of 2015 expenditures and the Company recognized mark-to-market adjustments in the loss on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss). Mark-to-market gains (losses) related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations that utilize period end forward pricing of the applicable foreign currency to calculate fair value.

52   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2014

21. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The Company's other foreign currency derivative strategies in 2014 and 2013 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to year end such that no derivatives were outstanding as at December 31, 2014 or December 31, 2013. The call option premiums were recognized in the loss on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss).

Commodity Price Risk Management

To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding at December 31, 2014 relating to 14.0 million gallons of heating oil. Derivative financial instruments that expired in 2013 and totaled 10.5 million gallons of heating oil were entered into at an average price of $2.99 per gallon, which was approximately 55.0% of the Meadowbank mine's expected 2013 diesel fuel operating costs. The related mark-to-market adjustments prior to settlement were recognized in the loss on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss). No heating oil derivative financial instruments were outstanding at December 31, 2013. The Company does not apply hedge accounting to these arrangements.

Mark-to-market gains (losses) related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize year end forward pricing to calculate fair value.

As at December 31, 2014 and December 31, 2013, there were no metal derivative positions. The Company may from time to time utilize short-term financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

The following table sets out a summary of the amounts recognized in the loss on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss):

	Year Ended December 31,

	2014	2013

Premiums realized on written foreign exchange call options	$2,725	$3,375

Realized loss on warrants	(4,263)	(2,827)

Unrealized gain (loss) on warrants(i)	3,426	(488)

Realized gain on currency and commodity derivatives	20	60

Unrealized loss on currency and commodity derivatives(i)	(8,064)	(388)

Total loss on derivative financial instruments	$(6,156)	$(268)

Note:

(i)
Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the loss on derivative financial instruments line item of the consolidated statements of income (loss) and comprehensive income (loss) and through the other line item of the consolidated statements of cash flows.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   53

22. SEGMENTED INFORMATION

Agnico Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Operating Decision Maker ("CODM"), the Chief Executive Officer for the purpose of allocating resources and assessing performance and that represent more than 10.0% of the combined revenue from mining operations, income or loss or total assets of all operating segments. Each of the Company's significant operating mines and projects are considered to be separate operating segments. Certain operating segments that do not meet the quantitative thresholds are still disclosed when the Company believes that the information is useful. The CODM also reviews segment income (defined as revenues from mining operations less production costs, exploration and corporate development expenses and impairment losses) on a mine-by-mine basis. The following are the Company's reportable segments organized according to their relationship with the Company's three business units and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Northern Business:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Canadian Malartic mine, Meliadine project and Kittila mine

Southern Business:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos and La India mine

Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices, Latin America Exploration office and Cayden acquisition assets

Revenues from mining operations and production costs for the reportable segments are reported net of intercompany transactions.

Corporate and other assets and specific income and expense items are not allocated to reportable segments.

54   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2014:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)

Northern Business:

LaRonde mine	$308,794	$(188,736)	$–	$120,058

Lapa mine	115,254	(61,056)	–	54,198

Goldex mine	125,574	(64,836)	–	60,738

Meadowbank mine	575,856	(270,824)	–	305,032

Canadian Malartic mine (note 5)	189,900	(113,916)	–	75,984

Kittila mine	176,520	(116,893)	–	59,627

Total Northern Business	1,491,898	(816,261)	–	675,637

Southern Business:

Pinos Altos mine	251,783	(123,342)	–	128,441

Creston Mascota deposit at Pinos Altos	59,573	(28,007)	–	31,566

La India mine	93,512	(36,949)	–	56,563

Total Southern Business	404,868	(188,298)	–	216,570

Exploration	–	–	(56,002)	(56,002)

Segments totals	$1,896,766	$(1,004,559)	$(56,002)	$836,205

Total segments income				$836,205

Corporate and other:

Amortization of property, plant and mine development				(433,628)

General and administrative				(118,771)

Impairment loss on available-for-sale securities				(15,763)

Finance costs				(73,393)

Loss on derivative financial instruments				(6,156)

Gain on sale of available-for-sale securities				5,635

Environmental remediation				(8,214)

Foreign currency translation loss				(3,781)

Other income				7,004

Income before income and mining taxes				$189,138

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   55

Year Ended December 31, 2013:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Impairment Loss	Segment Income (Loss)

Northern Business:

LaRonde mine	$329,900	$(228,640)	$–	$–	$101,260

Lapa mine	141,167	(69,371)	–	(67,894)	3,902

Goldex mine	21,418	(15,339)	–	–	6,079

Meadowbank mine	591,473	(318,414)	–	(307,503)	(34,444)

Meliadine project	–	–	–	(639,291)	(639,291)

Kittila mine	209,723	(97,934)	–	–	111,789

Total Northern Business	1,293,681	(729,698)	–	(1,014,688)	(450,705)

Southern Business:

Pinos Altos mine	303,203	(116,959)	–	–	186,244

Creston Mascota deposit at Pinos Altos	41,522	(19,425)	–	–	22,097

Total Southern Business	344,725	(136,384)	–	–	208,341

Exploration	–	–	(44,236)	–	(44,236)

Segments totals	$1,638,406	$(866,082)	$(44,236)	$(1,014,688)	$(286,600)

Total segments loss					$(286,600)

Corporate and other:

Amortization of property, plant and mine development					(313,890)

General and administrative					(113,809)

Impairment loss on available-for-sale securities					(32,476)

Finance costs					(62,455)

Loss on derivative financial instruments					(268)

Gain on sale of available-for-sale securities					74

Environmental remediation					(3,698)

Foreign currency translation loss					(1,769)

Other expenses					(3,396)

Loss before income and mining taxes					$(818,287)

56   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Total Assets as at

	December 31, 2014	December 31, 2013	January 1, 2013

Northern Business:

LaRonde mine	$856,489	$842,856	$829,491

Lapa mine	74,131	77,667	167,948

Goldex mine	205,101	220,438	166,503

Meadowbank mine	660,278	711,746	1,016,924

Canadian Malartic mine (note 5)	2,099,815	–	–

Meliadine project	487,901	438,837	1,015,578

Kittila mine	931,335	863,933	860,314

Total Northern Business	5,315,050	3,155,477	4,056,758

Southern Business:

Pinos Altos mine	573,786	551,537	625,821

Creston Mascota deposit at Pinos Altos	84,176	86,839	69,649

La India mine	543,297	525,089	377,080

Total Southern Business	1,201,259	1,163,465	1,072,550

Exploration	144,580	21,686	20,122

Corporate and other	179,649	239,453	219,541

Total assets	$6,840,538	$4,580,081	$5,368,971

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   57

The following table sets out the changes in the carrying amount of goodwill by segment for the year ended December 31, 2013:

	Meliadine Project	La India Mine	Total

Cost:

Balance at January 1, 2013	$200,064	$29,215	$229,279

Acquisition of Urastar (note 5)	–	9,802	9,802

Balance at December 31, 2013	200,064	39,017	239,081

Accumulated impairment:

Balance at January 1, 2013	–	–	–

Impairment loss	(200,064)	–	(200,064)

Balance at December 31, 2013	(200,064)	–	(200,064)

Carrying amount at December 31, 2013	$–	$39,017	$39,017

The following table sets out the changes in the carrying amount of goodwill by segment for the year ended December 31, 2014:

	Meliadine Project	La India Mine	Canadian Malartic Mine	Total

Cost:

Balance at December 31, 2013	$200,064	$39,017	$–	$239,081

Joint acquisition of Osisko (note 5)	–	–	543,444	543,444

Balance at December 31, 2014	200,064	39,017	543,444	782,525

Accumulated impairment:

Balance at December 31, 2013	(200,064)	–	–	(200,064)

Balance at December 31, 2014	(200,064)	–	–	(200,064)

Carrying amount at December 31, 2014	$–	$39,017	$543,444	$582,461

58   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out capital expenditures by segment:

	Capital Expenditures Year Ended December 31,

	2014	2013

Northern Business:

LaRonde mine	$76,651	$84,292

Lapa mine	20,198	22,738

Goldex mine	34,330	65,063

Meadowbank mine	65,883	109,290

Canadian Malartic mine	36,083	–

Meliadine project	48,270	61,412

Kittila mine	106,220	83,770

Total Northern Business	387,635	426,565

Southern Business:

Pinos Altos mine	48,365	52,862

Creston Mascota deposit at Pinos Altos	10,852	17,823

La India mine	22,692	116,786

Total Southern Business	81,909	187,471

Corporate and other	5,868	6,500

Total capital expenditures	$475,412	$620,536

The following table sets out revenues from mining operations by geographic area:

	Year Ended December 31,

	2014	2013

Canada	$1,315,378	$1,083,958

Mexico	404,868	344,725

Finland	176,520	209,723

Total revenues from mining operations	$1,896,766	$1,638,406

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   59

The following table sets out non-current assets by geographic area:

	Non-current Assets as at
	December 31, 2014	December 31, 2013	January 1, 2013

Canada	$3,986,008	$1,950,706	$2,869,024

Mexico	1,095,160	1,029,139	861,707

Finland	841,062	791,698	742,561

United States	10,248	10,269	10,698

Total non-current assets	$5,932,478	$3,781,812	$4,483,990

23. IMPAIRMENT LOSSES AND REVERSALS

Impairment Losses

The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, the Company assesses for indicators of impairment at each reporting period end and if an indicator of impairment is identified, goodwill and non-current assets are tested for impairment at that time. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. An impairment loss is recognized for any excess of the carrying amount of the asset over its recoverable amount.

The estimated recoverable amount of the Canadian Malartic CGU as at December 31, 2014 was determined on the basis of fair value less costs to dispose of the mine. The estimated recoverable amount of the Canadian Malartic mine was calculated by discounting the estimated future net cash flows over the estimated life of the mine using a discount rate of 7.6%, commensurate with the estimated level of risk associated with the Canadian Malartic mine. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,300 per ounce (in real terms), foreign exchange rates of US$0.88:C$1.00 to US$0.91:C$1.00, an inflation rate of 2.0%, and capital, operating and reclamation costs based on applicable life-of-mine plans. The Canadian Malartic mine's estimated recoverable amount exceeded its carrying amount at December 31, 2014. The discounted cash flow approach uses significant unobservable inputs and is therefore considered a Level 3 fair value measurement under the fair value hierarchy.

As at December 31, 2013, the Company identified the continued decline in the market price of gold as an indicator of potential impairment for the Company's long-lived assets. As a result of the identification of this indicator, the Company estimated the recoverable amounts of all CGUs using updated assumptions and estimates and concluded that the Lapa mine, Meadowbank mine and Meliadine project were impaired.

60   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following impairment losses were recorded as at December 31, 2013 as a result of the impairment evaluation:

	As at December 31, 2013

	Pre-impairment Carrying Value	Impairment Loss	Post-impairment Carrying Value

Property, plant and mine development:

Lapa mine	$136,618	$(67,894)	$68,724

Meadowbank mine	770,733	(307,503)	463,230

Meliadine project	841,932	(439,227)	402,705

Total	$1,749,283	$(814,624)	$934,659

Goodwill:

Meliadine project	$200,064	$(200,064)	$–

Total impairment loss		$(1,014,688)

The estimated recoverable amount of the Lapa mine CGU was $74.0 million as at December 31, 2013, representing the fair value less costs to dispose of the mine. The estimated recoverable amount of the Lapa mine was calculated by discounting the estimated future net cash flows over the estimated life of the mine using a discount rate of 5.5% (in nominal terms), commensurate with the estimated level of risk associated with the Lapa mine. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,238 to $1,300 per ounce (in real terms), foreign exchange rates of US$0.90:C$1.00 to US$0.93:C$1.00, an inflation rate of 2.0%, an average gold recovery rate of 78.3% and capital, operating and reclamation costs based on applicable life-of-mine plans. As the Lapa mine's carrying amount exceeded its estimated recoverable amount at December 31, 2013, an impairment loss of $67.9 million was recognized. The Lapa mine impairment loss was allocated $7.2 million to mining properties, $24.4 million to plant and equipment and $36.3 million to mine development costs. The discounted cash flow approach uses significant unobservable inputs and is therefore considered a Level 3 fair value measurement under the fair value hierarchy.

The estimated recoverable amount of the Meadowbank mine CGU was $490.0 million as at December 31, 2013, representing the fair value less costs to dispose of the mine. The estimated recoverable amount of the Meadowbank mine was calculated by discounting the estimated future net cash flows over the estimated life of the mine using a discount rate of 6.5% (in nominal terms), commensurate with the estimated level of risk associated with the Meadowbank mine. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,238 to $1,300 per ounce (in real terms), foreign exchange rates of US$0.90:C$1.00 to US$0.93:C$1.00, an inflation rate of 2.0%, an average gold recovery rate of 92.3% and capital, operating and reclamation costs based on applicable life-of-mine plans. As the Meadowbank mine's carrying amount exceeded its estimated recoverable amount at December 31, 2013, an impairment loss of $307.5 million was recognized. The Meadowbank mine impairment loss was allocated $3.1 million to mining properties and $304.4 million to plant and equipment. The discounted cash flow approach uses significant unobservable inputs and is therefore considered a Level 3 fair value measurement under the fair value hierarchy.

Estimated after-tax discounted future net cash flows of reporting units with goodwill, including the Meliadine and La India projects, were calculated as at December 31, 2013. The estimated recoverable amount of the Meliadine project was $400.0 million as at December 31, 2013, representing the fair value less costs to dispose of the project. The estimated recoverable amount for the Meliadine project was calculated by discounting the estimated future net cash flows over the

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   61

estimated life-of-mine using a discount rate of 8.0% (in nominal terms), commensurate with the estimated level of risk associated with the Meliadine project. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,238 to $1,300 per ounce (in real terms), foreign exchange rates of US$0.90:C$1.00 to US$0.93:C$1.00, an inflation rate of 2.0%, an average gold recovery rate of 95.1% and capital, operating and reclamation costs based on applicable life-of-mine plans. As the Meliadine project's carrying amount exceeded its estimated recoverable amount at December 31, 2013, an impairment loss of $639.3 million was recognized, of which $200.1 million was allocated to write down goodwill to nil with the balance allocated to mining properties. No goodwill impairment loss was required relating to the La India project as at December 31, 2013. The discounted cash flow approach uses significant unobservable inputs and is therefore considered a Level 3 fair value measurement under the fair value hierarchy.

Estimated after-tax discounted future net cash flows of reporting units with goodwill were calculated as at January 1, 2013. The estimated recoverable amount for the Meliadine project was calculated by discounting the estimated future net cash flows over the estimated life-of-mine using a discount rate of 6.8% (in nominal terms), commensurate with the estimated level of risk associated with the Meliadine project. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,400 per ounce (in real terms), foreign exchange rates of US$0.94:C$1.00 to US$1.00:C$1.00, an inflation rate of 2.0%, an average gold recovery rate of 95.0% and capital, operating and reclamation costs based on applicable life-of-mine plans. The estimated recoverable amount exceeded the carrying amount at January 1, 2013. The discounted cash flow approach uses significant unobservable inputs and is therefore considered a Level 3 fair value measurement under the fair value hierarchy.

Discount rates were based on each asset group's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on Government of Canada marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a size premium and Company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to each asset group's jurisdiction.

Impairment Reversals

On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon. As a result, the Company undertook immediate investigation and remediation efforts. As at September 30, 2011, the Company recognized an impairment loss of $237.1 million relating to the value of property, plant and mine development assets and $16.6 million relating to the underground ore stockpile. Additionally, the remaining proven and probable mineral reserves were reclassified as mineral resources. Operations in the Goldex Extension Zone ("GEZ") remain suspended indefinitely.

Exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ after mining operations were suspended in October 2011. A team of independent consultants and Agnico Eagle staff performed a thorough review, including a preliminary economic assessment, to determine whether future mining operations on the property, including the M and E Zones, would be viable. After a review of the preliminary economic assessment, Agnico Eagle's Board of Directors approved the M and E Zones for development on July 25, 2012. A NI 43-101 compliant technical report and a feasibility study supporting the exploitation of the M and E Zones at the Goldex mine was prepared by Agnico Eagle in the fourth quarter of 2012. The feasibility study supported the first proven and probable mineral reserves at the Goldex mine since the suspension of operations at the GEZ. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013.

The Company completed a comparison of the carrying amount versus the recoverable amount of the Goldex mine at its IFRS transition date of January 1, 2013. IAS 36 – Impairment of Assets indicates that an impairment loss recognized in a prior

62   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

period can be reversed only if there is a change in the estimates used to determine the mine's recoverable amount since the last impairment loss was recognized. Consequently, the reversal of an impairment loss should reflect an increase in the service potential of an asset since the date the entity last recorded an impairment loss.

The identification of ore bodies at the Goldex mine that may be successfully mined and are supported by feasibility studies are indicators for the reversal (or partial reversal) of the impairment loss recognized in 2011. The feasibility study represents an observable indication that the value of related assets has increased significantly and a favourable change to the extent and manner in which the asset is expected to be used. There is significant judgment involved in the determination of whether a previously recognized impairment loss should be reversed.

The Company recognized an impairment loss on the Goldex mine as no future value could be attributed to its assets beyond their residual values as at September 30, 2011. Accordingly, the capitalized costs associated with the mine site and the related property, plant and mine development assets were written down to their residual values. Upon reviewing the assets that were previously impaired, the Company determined that certain property, plant and mine development assets would be used to generate cash inflows at the newly developed M and E Zones.

The estimated recoverable amount of the Goldex mine CGU was determined as at January 1, 2013 using a discounted cash flow analysis to estimate fair value less costs to dispose of the mine. Significant assumptions used to estimate the recoverable amount of the Goldex mine included a discount rate of 5.0% (in nominal terms), gold prices of $1,473 to $1,665 per ounce (in real terms), foreign exchange rates of US$0.90:C$1.00 to US$0.93:C$1.00, an inflation rate of 2.0%, an average gold recovery rate of 93.0% and capital, operating and reclamation costs based on updated life-of-mine plans. As the Goldex mine CGU's estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $109.7 million was recognized to increase the carrying amount of related plant and equipment to an amortized cost of $163.8 million.

24. INCOME AND MINING TAXES

Income and mining taxes expense (recovery) is made up of the following components:

	Year Ended December 31,

	2014	2013

Current income and mining taxes	$69,110	$52,394

Deferred income and mining taxes:

Origination and reversal of temporary differences	37,058	(236,975)

Imposition of new tax laws	–	52,999

Total income and mining taxes expense (recovery)	$106,168	$(131,582)

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   63

The income and mining taxes expense (recovery) is different from the amount that would have been calculated by applying the Canadian statutory income tax rate as a result of the following:

	Year Ended December 31,

	2014	2013

Combined federal and composite provincial tax rates	26.0%	26.3%

Expected income tax expense (recovery) at statutory income tax rate	$49,082	$(215,455)

Increase (decrease) in income and mining taxes resulting from:

Mining taxes	28,857	(38,203)

Tax law changes	–	52,999

Impact of foreign tax rates	(7,462)	(8,421)

Permanent differences	14,042	83,672

Impact of foreign exchange on deferred income tax balances	21,649	(6,174)

Total income and mining taxes expense (recovery)	$106,168	$(131,582)

The statutory rate is lower in 2014 than in 2013 due to a change in the provincial allocation arising from operations.

The following table sets out the components of Agnico Eagle's net deferred income and mining tax liabilities:

	As at December 31, 2014	As at December 31, 2013	As at January 1, 2013

Mining properties	$1,084,758	$658,662	$810,219

Net operating and capital loss carry forwards	(123,933)	(114,142)	(100,399)

Mining taxes	(54,643)	(42,394)	(37,694)

Reclamation provisions and other liabilities	(73,981)	(48,715)	(39,263)

Total deferred income and mining tax liabilities	$832,201	$453,411	$632,863

64   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31,

	2014	2013

Deferred income and mining tax liabilities – beginning of year	$453,411	$632,863

Income and mining tax impact recognized in net income (loss)	33,884	(179,452)

Income tax impact recognized in other comprehensive income	1,316	–

Attributable deferred income and mining tax liabilities jointly acquired from Osisko	343,590	–

Deferred income and mining tax liabilities – end of year	$832,201	$453,411

The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

The deductible temporary differences and unused tax losses in respect of which a deferred tax asset has not been recognized in the consolidated balance sheets are as follows:

	As at December 31, 2014	As at December 31, 2013	As at January 1, 2013

Net capital loss carry forwards	$83,353	$56,500	$55,940

Other deductible temporary differences	204,293	205,360	131,491

Unrecognized deductible temporary differences and unused tax losses	$287,646	$261,860	$187,431

Capital loss carry forwards and other deductible temporary differences have no expiry date.

Income taxes of $2,648.5 million have not been recorded for undistributed income as at December 31, 2014 (December 31, 2013 – $2,124.5 million; January 1, 2013 – $1,967.7 million) as the Company is able to control the timing of the remittance, and it is probable there will be no remittance in the foreseeable future.

The Company is subject to taxes in Canada, Mexico and Finland, each with varying statutes of limitations. Prior taxation years generally remain subject to examination.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   65

25. EMPLOYEE BENEFITS AND COMPENSATION OF KEY MANAGEMENT PERSONNEL

During the year ended December 31, 2014, employee benefits expense was $493.3 million (2013 – $503.2 million). Included within this amount is compensation for key management personnel. There were no material related party transactions in 2014 or 2013 other than compensation of key management personnel. Key management personnel include the members of the Board of Directors and the senior leadership team. Compensation for key management personnel was as follows:

	Year ended December 31,

	2014	2013

Salaries, short-term incentives and other benefits	$6,629	$7,131

Post-employment benefits	2,009	1,619

Share-based payments	4,688	8,756

Total	$13,326	$17,506

26. COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2014, the total amount of these guarantees was $172.3 million.

Certain of the Company's properties are subject to royalty arrangements. The following are the most significant royalty arrangements:

  •
  The Company has a royalty agreement with the Finnish government relating to the Kittila mine. Starting 12 months after the Kittila mine's operations commenced, the Company has been required to pay 2.0% on net smelter returns, defined as revenue less processing costs. The royalty is paid on an annual basis in the following year.

  •
  The Company is committed to pay a royalty on production from certain properties in Quebec, Canada. The type of royalty agreements include, but are not limited to, net profits interest royalties and net smelter return royalties, with percentages ranging from 2.5% to 5.0%.

  •
  The Company is committed to pay a royalty on production from certain properties in Mexico. The type of royalty agreements include, but are not limited to, net profits interest royalties and net smelter return royalties, with percentages ranging from 0.5% to 3.5%.

The Company regularly enters into various earn-in and shareholder agreements, often with commitments to pay net smelter return and other royalties.

66   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company had the following purchase commitments as at December 31, 2014, of which $2.8 million related to capital expenditures:

Purchase Commitments

2015	$15,873

2016	9,946

2017	7,294

2018	5,864

2019	5,172

Thereafter	27,878

Total	$72,027

27. SUBSEQUENT EVENTS

Dividends Declared

On February 11, 2015, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.08 per common share (a total value of approximately $17.1 million), paid on March 16, 2015 to holders of record of the common shares of the Company on March 2, 2015.

Sale of Probe Mines Limited Common Shares and Warrants

On January 27, 2015, the Company completed the sale of 7,320,200 common shares and 2,347,951 common share purchase warrants of Probe Mines Limited ("Probe") pursuant to a previously announced purchase agreement. Total proceeds of C$43.4 million were comprised of cash consideration of C$5.00 per Probe common share and C$2.90 per Probe common share purchase warrant and a total gain on sale of C$33.6 million was recognized. Upon the closing of the transaction, Agnico Eagle holds no common shares and 3,277,049 common share purchase warrants of Probe.

Malartic CHL Prospect

On February 22, 2015, Agnico Eagle entered into a binding letter of intent (the "LOI") with Canadian Malartic GP, Yamana and Abitibi Royalties Inc. ("Abitibi") regarding the Malartic CHL prospect, adjacent to the Canadian Malartic mine. Pursuant to the LOI, and subject to certain conditions, Abitibi agreed to sell its 30.0% interest in the Malartic CHL prospect to the purchasers in exchange for 459,197 Agnico Eagle common shares and 3,549,695 Yamana common shares for total consideration of approximately C$35.0 million (based on the respective closing prices of such shares on the Toronto Stock Exchange on February 20, 2015, the date immediately prior to the public announcement by Abitibi of entering into the LOI) and 3.0% net smelter return royalties to Abitibi and Osisko Gold Royalties Ltd. on the Malartic CHL prospect. The completion of the transactions contemplated under the LOI was conditional upon, among other things, the execution of a definitive acquisition agreement and the termination, settlement and release of all prior agreements, claims and proceedings relating to the Malartic CHL prospect, including the proceedings previously instituted by Abitibi against Osisko (the predecessor to Canadian Malartic Corporation). Subsequently, Abitibi and the purchasers entered into a definitive acquisition agreement dated March 19, 2015, completed the transactions with Abitibi on the terms contemplated under the LOI. In accordance with the terms of a Release, Discharge and Transaction Agreement dated March 19, 2015 entered into concurrent with the

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   67

closing of the transactions by Abitibi, Agnico Eagle, Yamana, Canadian Malartic GP and Canadian Malartic Corporation (as the successor to Osisko), each of the parties released and discharged the others with respect to all proceedings previously commenced by Abitibi with respect to the Malartic CHL prospect, all without admission of any liability by any party.

28. ONGOING LITIGATION

Securities Class Action Lawsuits

On March 8, 2012 and April 10, 2012, a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie, AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers, some of whom also are or were directors of the Company. On September 27, 2012, the plaintiffs issued a Fresh as Amended Statement of Claim. The Fresh as Amended Statement of Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs seek, among other things, damages of C$250.0 million. On April 17, 2013 an Order was granted on consent certifying the action and granting leave for the claims under Section 138 of the Securities Act (Ontario) to proceed. The Company intends to vigorously defend the action on the merits. No amounts have been recorded for any potential liability arising from this matter.

On March 28, 2012, the Company and certain of its current and former officers, some of whom also are or were directors of the Company, were named as respondents in a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Quebec Motion"). The action is on behalf of all persons and entities with fewer than 50 employees resident in Quebec who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed class action is for damages of C$100.0 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. On October 15, 2012, the plaintiffs served an amended Quebec Motion seeking leave to commence an action under the Securities Act (Quebec) in addition to seeking authorization to institute a class action. On October 1, 2013, the Quebec court certified the class action on terms identical to those set out in the consent Order granted in Ontario on April 17, 2013. No date has been set for the hearing to argue the class action on the merits. The Company intends to vigorously defend the action on the merits. No amounts have been recorded for any potential liability arising from this matter.

Canadian Malartic Corporation Litigation

On June 6, 2014, Clifton Star Resources Inc. ("Clifton") instituted proceedings against Osisko (now Canadian Malartic Corporation) seeking, among other things, an order that Osisko pay Clifton C$22.5 million in damages. In the proceedings, Clifton alleged, among other things, that Osisko was obligated to lend Clifton C$22.5 million (the "Loan") on or around December 1, 2002 pursuant to a December 10, 2009 commitment letter and a December 10, 2009 Duparquet Mining Camp Option and Joint Venture Agreement, each between Clifton and Osisko, and that Osisko's failure to advance the Loan resulted in damages to Clifton. Clifton further alleged that the Loan was intended to be used to make payments under certain option agreements between Clifton and third parties which entitled Clifton to acquire shares of such third parties that owned interests in the concessions comprising the Duparquet Project. Following the joint acquisition of Osisko by Agnico Eagle and Yamana on June 16, 2014, Agnico Eagle and Yamana engaged in discussions with Clifton to advance the settlement of such claims. Effective March 2, 2015, Canadian Malartic Corporation ("CMC") (the successor to Osisko) entered into a settlement agreement with Clifton, pursuant to which CMC paid Clifton approximately C$5.3 million in consideration for a full and final release of all claims arising from the facts described in the Clifton proceedings, the whole without any admission of liability by CMC. Concurrently, under two separate non-brokered private placements, each of Agnico Eagle and Yamana subscribed for 4,772,786 common shares of Clifton at a price of C$0.60 per share, for total proceeds to Clifton of approximately

68   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

C$5.7 million. As a result of the closing of the private placement, Agnico Eagle now holds 4,772,786 common shares of Clifton representing, as of March 2, 2015, approximately 9.9% of Clifton's issued and outstanding common shares.

29. TRANSITION TO IFRS

Agnico Eagle has adopted IFRS effective July 1, 2014. The Company's transition date is January 1, 2013 (the "transition date") and has prepared its opening IFRS consolidated balance sheet as at that date. These consolidated financial statements have been prepared in accordance with the accounting policies described in note 3 to these consolidated financial statements.

  (a)
  Optional Exemptions from Retrospective Application

    In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

    Business Combinations

    IFRS 3 – Business Combinations has not been applied to acquisitions of subsidiaries, which are considered businesses for IFRS, that occurred before January 1, 2013. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

    Leases

    The Company has applied the transitional provision in IFRIC 4 – Determining Whether an Arrangement Contains a Lease and has assessed all arrangements based upon the conditions in place as at January 1, 2013.

    Share-based Payment

    IFRS 2 – Share-based Payment has not been applied to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2013.

    Cumulative Translation Difference

    The Company has elected to set the previous accumulated cumulative translation amount, which was included in accumulated other comprehensive loss, to zero as at January 1, 2013 and absorbed the balance into retained earnings.

    Reclamation Provision

    The Company has elected to take a simplified approach to calculate and record the reclamation provision related asset on its January 1, 2013 transition date IFRS consolidated balance sheet. The reclamation provision as at the transition date has been measured in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. The reclamation provision calculated on the transition date was discounted back to the date when each first arose, at which date the corresponding asset was set up and then amortized to its carrying amount as at January 1, 2013.

    Borrowing Costs

    IAS 23 – Borrowing Costs has been applied prospectively from the transition date. As a result, the Company has not restated for borrowing costs capitalized under US GAAP on qualifying assets prior to the date of transition to IFRS.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   69

    Stripping Costs

    As at January 1, 2013, any previously recognized asset balance that resulted from stripping activity undertaken during the production phase (predecessor stripping asset) was reclassified as a part of an existing asset to which the stripping activity related, to the extent that there remained an identifiable component of the ore body with which the predecessor stripping asset could be associated. If there was no identifiable component of the ore body to which the predecessor stripping asset related, it was recognized in opening retained earnings.

  (b)
  Reconciliations of Equity Between US GAAP and IFRS

    The following reconciliations summarize the impact on the Company's US GAAP financial statements as a result of adopting IFRS. Explanations of the impact of the adjustments are provided in the explanatory notes following the reconciliations.

    The following table sets out a reconciliation of the Company's total equity reported in accordance with US GAAP to its total equity reported in accordance with IFRS as at January 1, 2013:

	References		Common Shares	Stock Options	Warrants	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity

Equity as reported under US GAAP			$3,241,922	$148,032	$24,858	$15,665	$7,046	$(27,311)	$3,410,212

Adjustments to reported equity:

Property, plant and mine development	(i	)	–	–	–	–	(13,542)	–	(13,542)

Reclamation provisions	(iii	)	–	–	–	–	(42,190)	–	(42,190)

Reversal of impairments	(v	)	–	–	–	–	109,684	–	109,684

Cumulative translation adjustment	(vi	)	–	–	–	–	(16,244)	16,244	–

Share-based payments	(vii	)	–	9,843	–	–	(9,843)	–	–

Income and mining taxes	(viii	)	–	–	–	–	(27,216)	–	(27,216)

Other, net	(ix	)	–	–	–	–	(7,103)	3,357	(3,746)

Equity as reported under IFRS			$3,241,922	$157,875	$24,858	$15,665	$592	$(7,710)	$3,433,202

70   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    The following table sets out a reconciliation of the Company's total equity reported in accordance with US GAAP to its total equity reported in accordance with IFRS as at December 31, 2013:

	References		Common Shares	Stock Options	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity

Equity as reported under US GAAP			$3,294,007	$174,470	$37,254	$(513,441)	$(15,141)	$2,977,149

Adjustments to reported equity:

Property, plant and mine development	(i	)	–	–	–	(10,172)	–	(10,172)

Production stripping costs	(ii	)	–	–	–	45,372	–	45,372

Reclamation provisions	(iii	)	–	–	–	(44,941)	–	(44,941)

Impairment of assets	(iv	)	–	–	–	(480,035)	–	(480,035)

Reversal of impairments	(v	)	–	–	–	101,977	–	101,977

Cumulative translation adjustment	(vi	)	–	–	–	(16,244)	16,244	–

Share-based payments	(vii	)	–	9,608	–	(9,465)	–	143

Income and mining taxes	(viii	)	–	–	–	134,503	–	134,503

Other, net	(ix	)	–	–	–	(7,628)	1,038	(6,590)

Equity as reported under IFRS			$3,294,007	$184,078	$37,254	$(800,074)	$2,141	$2,717,406

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   71

  (c)
  Reconciliation of Net Loss Between US GAAP and IFRS

    The following table sets out a reconciliation of the Company's net loss reported in accordance with US GAAP to its net loss reported in accordance with IFRS for the year ended December 31, 2013:

	References		Year Ended December 31, 2013

Net loss as reported under US GAAP			$(406,526)

Adjustments to reported net loss:

Property, plant and mine development	(i	)	3,370

Production stripping costs	(ii	)	45,372

Reclamation provisions	(iii	)	(2,753)

Impairment of assets	(iv	)	(480,035)

Reversal of impairments	(v	)	(7,707)

Share-based payments	(vii	)	378

Income and mining taxes	(viii	)	161,719

Other, net	(ix	)	(523)

Net loss as reported under IFRS			$(686,705)

  (d)
  Reconciliation of Other Comprehensive Income Between US GAAP and IFRS

    The following table sets out a reconciliation of the Company's other comprehensive income reported in accordance with US GAAP to its other comprehensive income reported in accordance with IFRS for the year ended December 31, 2013:

	Reference		Year Ended December 31, 2013

Other comprehensive income as reported under US GAAP			$12,170

Adjustments to reported other comprehensive income:

Other, net	(ix	)	(2,319)

Other comprehensive income as reported under IFRS			$9,851

  (e)
  Consolidated Statements of Cash Flows Between US GAAP and IFRS

    The adoption of IFRS did not have a material impact on the Company's consolidated statements of cash flows reported in accordance with IFRS as compared to US GAAP. However, cash flows related to production stripping costs were reclassified between operating activities and investing activities on the Company's consolidated statements of cash flows.

72   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  (f)
  References

  (i)
  Property, Plant and Mine Development

      Revenues, net of certain costs, earned as a part of the Company's testing and commissioning of property, plant and mine development were previously recognized in income in accordance with US GAAP. Under the principles of IFRS, this income is recognized as a reduction to the cost of the related items of property, plant and mine development to which the testing and commissioning activities relate.

    (ii)
    Production Stripping Costs

      Under IFRS, production phase stripping costs for open pit mines are capitalized to property, plant and mine development if the stripping activities provide a probable future economic benefit, a component of ore body can be identified, and the costs related to the stripping activity can be measured reliably. Under US GAAP, stripping costs were recognized to inventories and subsequently included in production costs. Capitalized stripping costs also resulted in an adjustment to the amortization of property, plant and mine development.

    (iii)
    Reclamation Provisions

      Under IFRS, reclamation provisions are remeasured each reporting period for changes in discount rates and exchange rates in addition to changes in the estimated timing or amount of future cash flows. Under US GAAP, the Company's reclamation provisions were updated only as a result of changes in the estimated timing or amount of future cash flows to settle the obligations.

    (iv)
    Impairment of Assets

      As at December 31, 2013, an additional impairment charge of $38,234 was recognized for the Meadowbank mine to impair assets as a result of IFRS adjustments, which brought the total impairment loss to $307,503 for the year ended December 31, 2013. As a result of changes in methodology for the recognition of impairment losses under IFRS, an impairment loss of $439,227 was recognized to impair the property, plant and mine development assets of the Meliadine project. Please see Note 23 to these consolidated financial statements for further detail.

    (v)
    Reversal of Impairments

      Under IFRS, an entity is required to assess whether there are indicators for the reversal of previously recognized impairment charges to long-lived assets, other than goodwill. On transition to IFRS, the Company concluded that a reversal of impairment losses on certain items of property, plant and mine development in operation at the Goldex mine was required. Please see Note 23 to these consolidated financial statements for further detail.

    (vi)
    Cumulative Translation Adjustment

      The Company has elected to set the cumulative translation adjustment, which was included in accumulated other comprehensive loss, to zero as at January 1, 2013, absorbing the balance into retained earnings.

    (vii)
    Share-based Payments

      Under US GAAP, stock options that vested in equal increments over a three-year period were treated as a single grant for the purposes of valuation. The value of the grant was then amortized evenly over the vesting period. IFRS 2 – Share-Based Payment has been applied to stock options that had not vested prior to January 1, 2013. Where stock options issued under the Company's share-based compensation plan vest over a number of periods, each vesting amount is valued as a separate tranche and each tranche is amortized over

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   73

      its individual vesting period. The result of the treatment of share-based payments under IFRS as compared with US GAAP is to accelerate the recognition of compensation costs.

    (viii)
    Income and Mining Taxes

      There are differences between IFRS and US GAAP regarding the accounting for income taxes that resulted in an adjustment with respect to the recognition and measurement of deferred income and mining taxes on transition to IFRS. Further, as summarized above, the carrying amounts of assets and liabilities for financial reporting purposes have been adjusted on conversion to IFRS resulting in a change to deferred taxes recognized previously under US GAAP.

    (ix)
    Other, Net

      The other, net amount contains individually insignificant adjustments relating to pension benefits, hedge accounting, available-for-sale securities and underground ore stockpiles.

74   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

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